Over the past seven years CharterMac has built a unique real estate operating platform which has created exceptional shareholder value.

Annual Report 2004

Who is CharterMac?

CharterMac, through its subsidiaries, is one of the nation's leading full-service real estate finance companies, with a strong core focus on multifamily financing. CharterMac offers capital solutions to developers and owners of multifamily housing throughout the country and quality investment products to institutional and retail investors. With one of the nation's most seasoned and successful multifamily originations, underwriting, and real estate risk management platforms, CharterMac has built a national client base by offering financing for every portion of a property's capital structure. CharterMac has over 410 real estate professionals in 30 offices nationwide.

Our Platform



Originations
Underwriting
Risk Management

CharterMac originates nearly 100% of its financing transactions directly with our 800 real estate developer clients and processes and asset manages these transacations through our fully integrated real estate operating platform.

Steady growth.

Our Cash Available for Distribution ("CAD") per share has grown consistently over the years, producing a compounded annual growth rate ("CAGR") of 11.4%. We believe that our steady CAD per share growth demonstrates the strength of our business model and our ability to expand and adapt within the real estate finance industry.


$1.36
$1.49
$1.69
$1.88
CAGR = 11.4%
2001
2002
2003
2004

CAD per Share

Applicable to Shareholders (Diluted)

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)

Year ended December 31	2004	2003
Total revenues	$232,854	$152,240
Net income	$65,363	$66,586
Net income applicable to shareholders	$65,363	$61,248
Net income per share (diluted)	$1.19	$1.31
CAD applicable to shareholders	**$103,631**	**$78,791**
CAD applicable to shareholders per share (diluted)	**$1.88**	**$1.69**
Dividends per share	**$1.57**	**$1.37**
Common and convertible CRA shares outstanding at year end	57,781	50,884

Diverse and high quality sources of revenue.

Through acquisitions and expansions of our business lines, CharterMac has taken great strides toward diversifying our CAD revenue streams. The Company derives approximately one-half of our CAD revenue from our investments in tax-exempt multifamily housing revenue bonds, with the remainder coming from fee income. In addition, our CAD revenue streams are high quality in nature, as approximately 61% are recurring. Of the remaining 39% that is transactional, approximately seven-eighths is regularly derived from our Low-Income Housing Tax Credit ("LIHTC") business, a stable and consistent source of transactional income.

2004 TRANSACTIONAL VS. RECURRING CAD REVENUES



Recurring Revenue 61%
Revenue from LIHTC Business 85%
Other Transactional Revenue 15%
Transactional Revenue 39%

2004 CAD REVENUE COMPOSITION



Mortgage Banking Fee Income 8%
Portfolio Investing Interest Income 50%
Fund Management Fee Income 37%
Credit Enhancement Fee Income 5%

2004 Revenue

CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report contains forward-looking statements. These forward-looking statements are not historical facts, but rather our beliefs and expectations and are based on our current expectations, estimates, projections, beliefs and assumptions about our Company and industry. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Some of these risks include, among other things: adverse changes in the real estate markets including, among other things, competition with other companies; interest rate fluctuations; general economic and business conditions, which will, among other things, affect the availability and credit worthiness of prospective tenants, lease rents and the terms and availability of financing for properties financed by revenue bonds owned by us; risk of real estate development and acquisition; environment/safety requirements; changes in applicable laws and regulations; our tax treatment, the tax treatment of our subsidiaries and the tax treatment of our investments; and risk of default associated with the revenue bonds and other securities held by us or our subsidiaries. We caution you not to place undue reliance on these forward-looking statements, which reflect our view only as of the date of this annual report.

Fellow shareholders:

It is with great pleasure that we bring you some of the significant highlights from 2004 and provide a look forward into 2005. For the seventh consecutive year, CharterMac successfully executed its business plan, as we continued to grow our platform both organically and through acquisition. As a result, we ended the year having reached record levels of financing volume across the majority of our business lines. Our aggregate business volume of $2.7 billion for the year represented an increase of more than 28.1% compared to 2003, and our 2004 Cash Available for Distribution ("CAD") per share increased by approximately 11.2% over 2003.

Our success this year is not tied solely to our operating results, as the CharterMac story in 2004 goes beyond the numbers that we produced. We continued to find ways to expand our product offerings and further enhance CharterMac's ability to offer real estate developers complete capital solution packages for all of their financing needs. We capitalized on the synergies among our business lines, which in turn led to improved operating margins. We lowered our cost of capital through innovative equity and debt offerings. Our disciplined approach to risk management enabled CharterMac to end the year with low levels of credit loss, further establishing CharterMac's real estate operating platform as one of the finest in the nation.

Most significantly, our common shareholders realized a total return on CharterMac common shares (inclusive of dividends), on a tax-equivalent basis for the year ended December 31, 2004, of approximately 26.8%* and approximately 27.5% on an average annual basis since CharterMac's initial listing on the American Stock Exchange in October 1997.

INDUSTRY OVERVIEW

An important measurement of our success in 2004 is the fact that the Company faced a challenging business environment. The multifamily marketplace continued to show little improvement, with fundamentals stagnant and job growth slow. While the affordable markets were slightly better, we continued to see certain areas of the country where the price point advantage of affordable multifamily rental housing had all but eroded when compared to market-rate multifamily housing. We worked diligently to find financing and investment opportunities in markets with balanced fundamentals. We found ourselves turning away more transactions during 2004 than in any past year, holding steadfast to our belief that credit quality is more important to the long-term success of the Company than is outsized growth in market share.

In general, the real estate finance industry continued to benefit from a low interest rate environment and a relatively steep yield curve. CharterMac was no exception, as, during the year, the Bond Markets Association Municipal Swap Index, the index off of which our floating-rate debt is priced, averaged just 1.22%. However, we were cognizant of the fact that the yield curve was going to flatten as the Federal Reserve increased short-term rates. Therefore, during 2004 we entered into $300 million of forward rate swaps that became effective during January of 2005. In addition, we continued to diversify our revenue stream away from spread investing. In 2004, only 50% of our CAD

* *This total return calculation assumes a shareholder is in the 35% tax bracket.*


Dividends per Share
$1.14
$1.26
$1.37
$1.57
2001
2002
2003
2004

7.6%
Dividend Yield*





11.4%
Taxable Equivalent Yield*


Cash Available for Distribution Payout Ratio
84%
85%
81%
84%
2001
2002
2003
2004


2004 Financing Activity
$400 M Revenue Bond Investments
$1.0 B Mortgage Banking Originations
$1.1 B Tax Credit Equity Raised
$230 M Credit Enhancement Provided

$2.7
Billion in 2004 Financing Activity



Note: These pictures depict properties which received financing through one of CharterMac's business lines.

* *Based on a closing share price of $21.50 on March 31, 2005, and CharterMac's present quarterly dividend annualized; the taxable equivalent yield assumes a shareholder is in the 35% tax bracket.*

revenues were derived from our investments in tax-exempt multifamily housing bonds, with the remainder coming from fee income that is far less susceptible to movements in the yield curve. Furthermore, the Company has a high quality revenue stream, as approximately 61% of our CAD revenue in 2004 was recurring in nature. Of the remaining 39% that is transactional, 85%, or roughly seven-eighths, is derived from our low-income housing tax credit ("LIHTC") fund management business. This is a business that has grown consistently since 1987, and annual volume has historically been predictable.

OUR GROWING REAL ESTATE PLATFORM

Our evolving real estate platform had a particularly momentous year in 2004. In addition to the successful culmination of our first full year of operations following the acquisition of Related Capital Company ("RCC"), 2004 was also the year in which we launched a broad strategic alliance with Capri Capital. This relationship marked a major expansion of both our mortgage banking and fund management businesses. Specifically, our acquisition of 100% of Capri Capital Finance, which we finalized in early 2005, more than doubled the size of our mortgage banking loan servicing portfolio and distinguished us as one of the largest Fannie Mae and Freddie Mac multifamily mortgage originators and servicers in the nation. We have subsequently renamed our mortgage banking platform "CharterMac Mortgage Capital", as we rolled out a dynamic new business plan in early February of 2005.

Our relationship with Capri Capital also led to our entry into the pension fund advisory business through our investment in Capri Capital Advisors ("CCA"). Our investment in CCA is initially structured as a $20 million loan with a 49% equity participation. We anticipate that our loan will convert into a 49% equity ownership of CCA by June of 2006. CCA is a pension fund advisor whose funds currently provide debt and equity capital to owners of market-rate multifamily, office, retail, and industrial properties. They currently have approximately $2 billion in real estate assets under management. We expect to be able to build on the investment products that CCA currently offers its clients and have already begun to cross-sell to our developers the products offered by both companies, which has been met with great success. CCA should serve as another proprietary pipeline for our platform, and we anticipate that they will source business for our mortgage banking division, as well as for American Mortgage Acceptance Company ("AMAC") (AMEX: AMC), a publicly traded mezzanine lender which we advise.

In addition to Capri Capital, the Company formed another important strategic relationship in 2004 with IXIS Financial Products, Inc. ("IXIS"), which served as the primary guarantor on one of our LIHTC guaranteed transactions. We intend to expand our relationship with IXIS during 2005, and we expect this relationship to translate into a lower cost of capital for the Company, as well as new products and services for our customers in the years to come.


CharterMac
Portfolio Investing
Fund Management
Mortgage Banking

SUMMARY OF OUR BUSINESS LINES

Portfolio Investing

The following is a summary of the successes in each of our core business lines:

During 2004, CharterMac acquired revenue bonds and issued forward commitments aggregating approximately $401.7 million, secured by over 8,700 units of multifamily housing. While this was a slight decrease as compared to the Company's volume in 2003, the accomplishment of a number of the Company's goals made it a very successful year. To begin with, the Company gained significant origination traction in California, closing $66.0 million of transactions, most with new clients. As the largest bond market in the country, California continues to demonstrate very strong multifamily fundamentals and was a core focus of our marketing efforts. In addition to making progress in California, we were successful in expanding the Company's national reach with entrance into several new markets, including Arizona, Kentucky, and Massachusetts.

The year was also a triumph from a product development perspective, as the Company achieved the roll-out of several new portfolio and agency-based debt products. Our ability to cross-sell these products was key to our entrance into these new markets, and we believe it will be a huge benefit to the Company going forward.

As a result of the Company's concentrated marketing efforts, at December 31, 2004, our revenue bond portfolio had grown to comprise direct and indirect ownership interests in revenue bonds with a carrying value of $2.1 billion, secured by mortgages on approximately 46,300 multifamily housing units in 27 states and the District of Columbia. At year-end, our tax-exempt first mortgage revenue bonds had a weighted average interest rate of 6.7%, a weighted average maturity of 35 years, and a weighted average pre-payment lockout of 12 years.

Since the Company's inception, we have maintained a very aggressive approach to risk management and asset resolution. As a result, our portfolio has experienced credit losses that have been substantially below the industry average. We recently completed an analysis which compared CharterMac's loss severity rate versus that of a pool of 340 commercial mortgage-backed securities ("CMBS") transactions that totaled 50,000 loans between the years 1994 and 2004. The defaulted bonds in these CMBS pools have experienced 1.83% per annum of credit loss.* By comparison, CharterMac's defaulted bond portfolio has experienced only 0.47% per annum credit loss over the period of 1997 to 2004. We believe this data reflects the relative stability of affordable housing and, more significantly, the strength of CharterMac's underwriting and asset management groups, which continue to represent an invaluable resource for our Company.

CAGR* of Bond Portfolio
(in millions)


$1,138
$1,580
$1,871
$2,101
CAGR = 22.7%
2001
2002
2003
2004

* *Compounded Annual Growth Rate*

* *Source: Moody's Investors Service – Lehman Brothers Study of Loss Severity in Defaulted CMBS Loans, November 22, 2004*

Fund Management

CAGR of Tax Credit Equity Raised
(in millions)



$490
$779
$890
$1,144
CAGR = 32.7%
2001*
2002*
2003*
2004

* *Includes periods prior to CharterMac's acquisition of Related Capital Company*

The primary facets of CharterMac's fund management business – tax credit fund sponsorship and credit enhancement – had very strong results in 2004. Most notably, RCC, our LIHTC fund sponsorship subsidiary, raised a record $1.1 billion in equity from Fortune 500 companies. This was a remarkable increase of 28.5% over 2003 and distinguished us as one of the first companies to surpass the $1 billion mark in tax credit equity raised during a calendar year.

CharterMac also saw strong growth in its credit enhancement business, with the Company providing a yield guarantee for approximately 20.2% of the LIHTC equity raised. CharterMac's credit enhancement volume for the year was approximately $230.6 million, which represents an increase of 49.9% over the Company's credit enhancement volume in 2003. This is particularly noteworthy in that credit enhancement transactions drive increased margins on our business activity.

Demand for LIHTC equity remained extremely brisk in 2004, driven by our LIHTC investors' desire for well-managed, tax-advantaged products and for Community Reinvestment Act credit. However, our challenge in this side of our business is finding suitable property investments. Our LIHTC originations group had a fantastic year in 2004, making investments in LIHTC properties totaling $727.1 million, which was an increase of 21.9% over 2003. This is particularly notable, given the fiercely competitive environment in this business. Our investment activity notably increased along the east coast as well as throughout California, two areas that we had targeted for expansion.

Our final aspect of fund management is the advisory services we provide to AMAC, a publicly traded company that makes mezzanine and bridge loans. Historically, AMAC has focused on multifamily properties; however, through recent hiring activity, as well as through our relationship with CCA, we have assembled an infrastructure to broaden the scope of AMAC's lending to include office, retail, and industrial properties. During 2004, fees paid by AMAC to CharterMac contributed $1.3 million to CAD revenue. We expect the recent changes at AMAC will result in larger loan volume and a greater level of fees in 2005.

Mortgage Banking

Value of Loan Servicing Portfolio *(in millions)*



$3,051
$3,237
$4,114
$4,103
CAGR = 10.4%
2001
2002
2003
2004

The year 2004 was also a watershed year for the Company's mortgage banking platform, with the Company originating a record $1.0 billion of loans, which represents a 67.3% increase over the Company's 2003 originations volume. During the year, a number of significant developments made this accomplishment possible, including the expansion of our sales force and the opening of a number of new offices across the country. In addition, we consolidated the loan servicing operations of the Company's portfolio investing and mortgage banking business lines into one centralized office in an effort to increase the effectiveness of our servicing group and to lower our servicing cost per loan. Finally, the Company's new origination office in Los Angeles, California, will focus almost exclusively on conduit financing. As a result, we have begun to arrange financing for multiple property types, including warehouse, office, and retail. The Company's ability to quickly shift our product mix to respond to market conditions and demand allowed us to broaden our market share and build new client relationships.

Subsequent to year-end, with the completion of the Capri Capital Finance acquisition, CharterMac Mortgage Capital's combined servicing portfolio is comprised of over $9 billion of loans. In addition to making

CharterMac Mortgage Capital the fifth largest agency loan servicer in the country, the Company's combined mortgage banking originations platform now has access to a number of new products, including a west coast Freddie Mac license and a national Freddie Mac affordable license. These new licenses make CharterMac a more formidable competitor and a more valuable franchise.

CAPITAL MARKETS

CharterMac successfully accessed the equity capital markets twice during 2004, raising over $214.8 million in gross equity to finance the Company's various business activities. In May, CharterMac's subsidiary, Charter Mac Equity Issuer Trust, completed a $104.0 million preferred equity offering to institutional investors. Subsequently, in June, CharterMac completed the public follow-on offering of 5,750,000 common shares of beneficial interest at a price of $19.27 per share, which raised additional gross proceeds of $110.8 million.

Last February, CharterMac Equity Issuer Trust was given an "A2" rating by Moody's Investor Service, Inc. ("Moody's"). Furthermore, in connection with the preferred offering, Moody's subsequently assigned an "A3" rating to CharterMac Equity Issuer Trust's outstanding Series A Preferred Shares and a "Baa-1" rating to CharterMac Equity Issuer Trust's outstanding Subordinate Series B Preferred Shares. This was the first time that any of CharterMac's subsidiaries or securities had received a rating. These investment grade ratings, which positively reflect the quality of our bond portfolio, as well as the strength of our underwriting, asset management, and loan servicing platforms, are especially noteworthy in that they should help lower our cost of capital, thereby increasing our margins.

FINANCIAL HIGHLIGHTS

During the year ended December 31, 2004, CharterMac's CAD applicable to shareholders, a performance measure, was approximately $103.6 million, representing an increase of approximately 31.5% as compared with approximately $78.8 million for the year ended December 31, 2003. On a diluted per share basis, CAD applicable to shareholders was $1.88 for the year ended December 31, 2004, representing an increase of approximately 11.2% as compared to $1.69 for the year ended December 31, 2003.

CharterMac's Board of Trustees voted to increase the Company's quarterly distribution twice during 2004, resulting in an aggregate increase of approximately 14.6% for the year. CharterMac's present quarterly dividend on an annualized basis is $1.64 per share, which represents a 7.6% yield based upon the $21.50 per share closing price on March 31, 2005, while the 2004 per share dividend distributions to common shareholders of $1.57 represent a payout ratio of 84% of CAD for the year. For the year ended December 31, 2004, approximately 91% of CharterMac's distributions to common shareholders were federally tax-exempt. Assuming that a similar percentage of the Company's distributions to common shareholders will be federally tax-exempt in 2005, this equates to a taxable equivalent yield of approximately 11.4% for a shareholder in a 35% tax bracket.

OUR OUTLOOK FOR 2005

The year ahead will be challenging, but offers great promise for CharterMac. In general, there is an overabundance of capital searching out real estate-based investments. As a result, competition is very strong, and margins will continue to tighten. We also see signs that competition is pushing the industry toward a more aggressive credit profile. Notwithstanding these challenges, we expect that our ability to further drive down our cost of capital will help dampen the effects of tighter margins and make us a stronger competitor in the marketplace.

From a portfolio investing perspective, our pipeline remains strong, and we expect to continue to see active deal flow as the year progresses. However, due to poor multifamily fundamentals, we also anticipate that highly selective screening will result in a smaller pool of attractive investments from which to choose. We will continue to adapt to changes in the marketplace to further diversify into areas that continue to offer an attractive risk-adjusted return.

With respect to our fund management business, we expect to maintain the current pace of our tax credit equity activity through 2005. As the demand for tax credit funds remains strong, we expect margin compression to be off-set by CAD generated by increased levels of guaranteed LIHTC product. AMAC should also produce an increased level of fees for the Company, and, as CCA grows its assets under management beyond $2 billion, it should produce attractive returns under our participating loan agreement.

"During our first full year of business we provided just $117.6 million of financing, and, looking forward to 2005, we currently expect to provide over $4 billion of financing through our various product offerings."

As it pertains to mortgage banking, the Company is well positioned to adapt and respond to changes we anticipate in the industry this year. In particular, moving into 2005, we expect to see the onset of more non-discretionary refinancing opportunities as the year goes on. These potential opportunities are a result of robust commercial loan origination volume between 1995 and 1998 that was driven by the broad issuance of CMBS and the re-entry of government-sponsored entities into the market. The loans made during that period were generally ten-year, fixed-rate loans with prepayment lockouts. Therefore, the borrowers will be required to refinance these loans during the next four years, even in a rising rate environment. The same phenomenon holds true with our existing portfolio. Roughly 30% of the loans in our servicing portfolio will mature between 2005 and 2010. CharterMac Mortgage Capital will therefore be extremely focused on capturing this refinance activity, both from our own portfolio as well as from those of our competitors.

This year will also bring the retirement of Denise Kiley, our Chief Credit Officer. Having been with CharterMac and CharterMac's subsidiary, RCC, for over 15 years, Ms. Kiley has decided to retire in order to travel and pursue other interests. As the primary architect of our highly respected underwriting and asset management groups, Ms. Kiley will be missed, but the credit culture she has fostered will remain an enduring legacy. Ms. Kiley will continue with us as we conduct a search for and transition her replacement. We will miss Ms. Kiley, and we wish her all the best.

As the year progresses, CharterMac's real estate operating platform continues to establish itself as one of the strongest in the nation. In seven short years, CharterMac has grown to over 410 employees in 30 offices across the country. During our first full year of business we provided just $117.6 million of financing, and, looking forward to 2005, we currently expect to provide over $4 billion of financing through our various product offerings. Today, CharterMac originates nearly 100% of its financing transactions directly, partnering with over 800 developer customers doing business in 46 states, the



Left to right:
Alan P. Hirmes,
Chief Financial Officer and
Chief Operating Officer,
Marc D. Schnitzer, President,
Stephen M. Ross, Chairman,
and Stuart J. Boesky,
Chief Executive Officer

District of Columbia, and Puerto Rico. With a strong balance sheet and a keen focus on credit quality, we are well positioned for continued growth and diversification.

OUR SHAREHOLDERS' MEETING

We invite you to join us at our annual shareholders' meeting on Thursday, June 30, 2005, at 10:00 a.m. The meeting will be held at the offices of Paul, Hastings, Janofsky & Walker LLP at 75 East 55th Street, New York, New York. Your attendance will be very much appreciated.

We are truly grateful to all of our shareholders for their continued support, and we look forward to reporting on CharterMac's advancements and accomplishments in the year ahead.

Sincerely,

Stephen M. Ross	Stuart J. Boesky	Marc D. Schnitzer	Alan P. Hirmes
Chairman	*Chief Executive Officer*	*President*	*Chief Financial Officer and Chief Operating Officer*

March 31, 2005

Financial results that demonstrate the consistent success of CharterMac

page 13	Selected Financial Data
page 14	Consolidated Balance Sheets
page 15	Consolidated Statements of Income
page 16	Consolidated Statement of Shareholders' Equity
page 18	Consolidated Statements of Cash Flows
page 20	Notes to Consolidated Financial Statements
page 56	Reports of Independent Registered Public Accounting Firm
page 59	Management's Report on the Effectiveness of Internal Control over Financial Reporting
page 60	Management's Discussion and Analysis

Consolidated Balance Sheets

CharterMac & Subsidiaries

(in thousands)	December 31, 2004	2003
ASSETS		
Revenue bonds – at fair value	$2,100,720	$1,871,009
Mortgage servicing rights, net	32,366	33,351
Cash and cash equivalents	71,287	58,257
Cash and cash equivalents – restricted	25,879	26,636
Other investments	187,506	97,500
Deferred costs – net of amortization of $19,635 and $13,463	57,260	58,408
Goodwill	206,397	214,745
Other intangible assets – net of amortization of $20,847 and $4,163	177,519	194,203
Loan to affiliate	4,600	--
Other assets	37,813	27,060
Investments in partnerships of consolidated VIEs	2,527,455	--
Other assets of consolidated VIEs	328,559	--
Total assets	$5,757,361	$2,581,169
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Financing arrangements	$1,068,428	$ 900,008
Preferred shares of subsidiary (subject to mandatory repurchase)	273,500	273,500
Notes payable	174,454	153,350
Accounts payable, accrued expenses and other liabilities	32,628	32,782
Deferred income	55,572	23,691
Deferred tax liability	29,898	60,370
Distributions payable	38,859	27,612
Notes payable and other liabilities of consolidated VIEs	1,307,093	--
Total liabilities	2,980,432	1,471,313
Minority interest in consolidated subsidiary – convertible SCUs	267,025	288,006
Minority interest in consolidated subsidiary – CMC	4,394	4,193
Preferred shares of subsidiary (not subject to mandatory repurchase)	104,000	--
Limited partners' interests in consolidated VIEs	1,501,519	--
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Beneficial owners equity - convertible CRA Shareholders (6,552 shares issued and outstanding in 2004 and 8,180 issued and outstanding in 2003)	108,745	138,748
Beneficial owners equity – special preferred voting shares; no par value (15,172 shares outstanding)	152	161
Beneficial owners equity – other common shareholders; no par value (100,000 shares authorized; 51,363 issued and 51,229 outstanding in 2004 and 42,726 issued and 42,704 outstanding in 2003)	773,165	644,641
Restricted shares granted	(7,922)	(19,385)
Treasury shares of beneficial interest – common, at cost (134 shares in 2004 and 23 shares in 2003)	(2,970)	(378)
Accumulated other comprehensive income	28,821	53,870
Total shareholders' equity	899,991	817,657
Total liabilities and shareholders' equity	$5,757,361	$2,581,169

See accompanying notes to consolidated financial statements

Consolidated Statements of Income

CharterMac & Subsidiaries

Year ended December 31, (in thousands except per share amounts)	2004	2003	2002
REVENUES:			
Revenue bond interest income	$ 132,075	$ 113,655	$ 92,882
Fee income:			
Mortgage banking	15,026	13,712	13,681
Fund sponsorship	42,790	12,642	--
Credit enhancement	10,085	4,924	2,619
Other income	20,665	7,307	7,432
Revenues of consolidated VIEs	12,213	--	--
Total revenues	232,854	152,240	116,614
EXPENSES:			
Interest expense	30,838	23,919	19,004
Interest expense of consolidated VIEs	21,395	--	--
Interest expense – distributions to preferred shareholders of subsidiary subject to mandatory repurchase	18,898	9,448	--
Salaries and benefits	55,763	17,540	9,937
General and administrative	45,063	23,403	14,569
Depreciation and amortization	30,407	11,926	9,092
Loss on impairment of assets	757	1,759	920
Other expenses of consolidated VIEs	29,355	--	--
Total expenses	232,476	87,995	53,522
Income before equity in earnings of investments, loss on investments held by consolidated VIEs, gain on sale of loans and gain on repayment of revenue bonds	378	64,245	63,092
Equity in earnings of investments	1,938	2,219	2,219
Loss on investments held by consolidated VIEs	(149,048)	--	--
Gain on sale of loans	6,995	5,532	10,683
Gain on repayment of revenue bonds	217	1,951	3,885
Income (loss) before allocation of (income) loss to preferred shareholders of subsidiary, Special Common Units of subsidiary, minority interests and partners of consolidated VIEs	(139,520)	73,947	79,879
(Income) allocated to preferred shareholders of subsidiary	(3,942)	(9,449)	(17,266)
(Income) allocated Special Common Units of subsidiary	(28,174)	(4,038)	--
(Income) loss allocated to minority interests	(194)	54	(496)
Loss allocated to partners of consolidated VIEs	219,950	--	--
Income before income taxes	48,120	60,514	62,117
Income tax benefit (provision)	17,243	6,072	(1,284)
Net income	$ 65,363	$ 66,586	$ 60,833
Allocation of net income to:			
Special distribution to Manager	$ --	$ 5,332	$ 4,872
Manager	--	6	56
Common shareholders	56,786	54,608	52,516
Convertible CRA shareholders	8,577	6,640	3,389
Total for shareholders	$ 65,363	$ 61,248	$ 55,905
Net income per share:			
Basic	$ 1.19	$ 1.31	$ 1.31
Diluted	$ 1.19	$ 1.31	$ 1.31
Weighted average shares outstanding:			
Basic	54,786	46,653	42,697
Diluted	55,147	46,735	42,768
Distributions declared per share	$ 1.57	$ 1.37	$ 1.26

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

CharterMac & Subsidiaries

Years ended December 31, (in thousands)	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 65,363	$ 66,586	$ 60,833
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on repayment of revenue bonds	(217)	(1,951)	(3,885)
Loss on impairment of assets	757	1,759	920
Depreciation and amortization	30,407	11,926	9,092
Income allocated to preferred shareholders of subsidiary	3,942	9,449	17,266
Income allocated to Special Common Units of subsidiary	28,174	4,038	--
Income (loss) allocated to minority interest	194	(54)	496
Non-cash compensation expense	11,632	2,843	674
Other non-cash expense	2,982	3,329	6,323
Deferred taxes	(20,544)	(9,491)	539
Changes in operating assets and liabilities:			
Mortgage servicing rights	(6,854)	(4,015)	(9,571)
Other assets	(28,458)	(16,748)	(3,900)
Loans to affiliates	(4,600)	--	--
Deferred income	31,881	16,937	931
Accounts payable, accrued expenses and other liabilities	293	527	1,259
Net cash provided by operating activities	114,952	85,135	80,977
CASH FLOWS FROM INVESTING ACTIVITIES:			
Repayments from revenue bonds	39,067	99,931	113,616
Revenue bond acquisitions and fundings	(325,037)	(432,915)	(457,060)
Advances to partnerships	(173,526)	(18,925)	--
Collection of partnership advances	156,875	26,569	--
Loan to Capri Capital	(84,000)	--	--
Mortgage loans funded	(563,710)	(364,300)	(433,000)
Mortgage loans sold	558,100	369,800	431,900
Acquisition of Related Capital Company	--	(56,261)	--
Acquisitions, net of cash acquired	(1,579)	(788)	(3,590)
Net decrease (increase) in other investments	10,498	18,391	(13,897)
Deferred investment acquisition costs	--	(11,170)	(14,233)
Decrease (increase) in cash and cash equivalents - restricted	757	20,149	(42,115)
Net cash used in investing activities	$(382,555)	$(349,519)	$(418,379)

(Continued...)

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows (Continued...)

CharterMac & Subsidiaries

Years ended December 31, (in thousands)	2004	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES:			
Distributions to shareholders	$ (84,395)	$ (65,121)	$ (56,441)
Distributions to preferred shareholders of subsidiary	(2,386)	(9,449)	(16,234)
Distributions to Special Common Unit holders	(28,412)	--	--
Proceeds from financing arrangements	281,060	521,153	197,176
Repayments of financing arrangements	(112,639)	(292,805)	(67,313)
Increase in notes payable	20,872	55,842	11,969
Issuance of common shares and convertible CRA shares	111,119	104,841	125,599
Offering costs relating to issuance of common and convertible CRA shares	(5,261)	(495)	(723)
Issuance of preferred shares	104,000	--	55,000
Retirement of special preferred voting shares	(10)	--	--
Treasury share purchases	(2,592)	(275)	--
Deferred financing costs	(723)	(4,749)	(3,296)
Net cash provided by financing activities	280,633	308,942	245,737
Net increase (decrease) in cash and cash equivalents	13,030	44,558	(91,665)
Cash and cash equivalents at the beginning of the period	58,257	13,699	105,364
Cash and cash equivalents at the end of the period	$ 71,287	$ 58,257	$ 13,699
SUPPLEMENTAL INFORMATION:			
Interest paid	$ 31,057	$ 23,417	$12,703
Taxes paid	8,040	137	178
Non-cash investing and financing activities:			
Reclassification of goodwill to intangible assets	$ --	$ --	$ 8,639
Conversion of SCUs to common shares	17,789	--	--
Conversion of CRA shares to common shares	27,585	21,870	--
Acquisition of RCC:			
Increase in investment in and advances to partnerships		$ (35,424)	
Increase in intangible assets		(185,300)	
Increase in goodwill		(210,294)	
Increase in other assets and liabilities		(1,272)	
Issuance of special common units		288,006	
Increase in notes payable		28,952	
Increase in deferred tax liability		59,071	
		$ (56,261)	

See accompanying notes to consolidated financial statements

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. *Consolidation and Basis of Presentation*

The consolidated financial statements include the accounts of CharterMac, its wholly owned and majority owned subsidiary statutory trusts, corporations which it controls and entities consolidated pursuant to the adoption of FASB Interpretation No. 46(R) (see Note 2). For the entities consolidated pursuant to FASB Interpretation No. 46(R), the financial information included is as of and for the period ended September 30, 2004, the latest practical date. All intercompany accounts and transactions have been eliminated in consolidation. Unless otherwise indicated, "the Company", "we" and "us", as used throughout this document, refers to CharterMac and its consolidated subsidiaries.

Our consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain amounts from prior years have been reclassified to conform to the 2004 presentation.

B. *Revenue Recognition*

We derive our revenues from a variety of investments and services, summarized as follows:

- **Revenue Bond Interest Income**

  We recognize income as it accrues, provided collectibility of future amounts is reasonably assured. We recognize contingent interest when received. For bonds with modified terms, or when collectibility is uncertain, we recognize revenue based upon expected cash receipts. For bonds which carry a different interest rate during the construction period than during the balance of the term, we calculate the effective yield on the bond and use that rate to recognize income over the life of the bond.

- **Fund Sponsorship Fees**

o Property acquisition fees are for services we perform in acquiring interests in property-owning partnerships which comprise the assets of funds we sponsor. We recognize these fees when the investor equity is invested and the properties have been acquired by the investment fund.

o Partnership management fees are for the following services we perform:

- maintaining the books and records of an investment fund, including requisite investor reporting; and
- monitoring the acquired property interests to ensure that their development, leasing and operations comply with low income housing or other tax credit requirements.

We recognize these fees on a straight-line basis over the five year contractual service period following the initial closing of an investment fund.

o Acquisition Fees received upon acquisition of revenue bonds are deferred and amortized over the estimated life of the revenue bond.

o Organization, Offering and Acquisition Allowance Fees are for reimbursement of costs we incur for organizing the investment funds and for providing assistance in acquiring the properties to be included in the investment funds. The organization and offering allowance fee is recognized when the investor equity is raised and the acquisition allowance fee is recognized when the investment funds acquire properties. The related expenses are included in general and administrative expenses.

o Asset Management fees from investment funds, based on a percentage of each investment fund's invested assets, are recorded monthly as earned, provided that collection is reasonably assured.

- **Mortgage Banking Fees**

o Mortgage origination fees for originating loans are recorded upon delivery of the closing documents to the purchaser of the loans.

o Mortgage servicing fee income is recognized on an accrual basis as the services are performed over the servicing period.

- **Credit Enhancement Fees**

  - o Fees for credit enhancement are received monthly and recognized as income when due.

  - o Fees for yield guarantee transactions, received in advance, are deferred and amortized over the guarantee periods on a straight-line basis. For those pertaining to the construction and lease-up phase of a pool of properties, the periods are generally one to three years. For those pertaining to the operational phase of a pool of properties, the period is approximately 20 years.

- **Other Income**

  - o Interest income on temporary investments such as cash in banks and short-term instruments, is recognized on the accrual basis as it becomes due.

  - o Other interest income (from promissory notes, mortgages receivable and other investments) is recognized on the accrual basis when due.

  - o Development fees are earned from properties co-developed with unaffiliated developers and contributed to investment funds. Recognition of development fees is based on completion and stabilization of properties, after guarantees of completion and deficits are no longer anticipated to require funding, provided that collection is reasonably assured.

  - o Construction service fees from borrowers for servicing revenue bonds during the construction period are deferred and amortized into other income over the estimated construction period.

  - o Expense reimbursements includes amounts billed to the investment funds and other affiliated entities ("affiliates") for the reimbursement of salaries and certain other ongoing operating expenditures incurred by RCC on behalf of these affiliates.

C. *Investment in Revenue Bonds*

We account for our investments in revenue bonds as available-for-sale debt securities under the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115") due to a provision in most of the revenue bonds under which we have a right to require redemption prior to maturity, although we can and may elect to hold them up to their maturity dates unless otherwise modified. Accordingly, investments in revenue bonds are carried at their estimated fair values, with unrealized gains and losses reported in accumulated other comprehensive income.

Because revenue bonds have a limited market, we estimate fair value for each bond as the present value of its expected cash flows using a discount rate for comparable tax-exempt investments. This process is based upon projections of future economic events affecting the real estate collateralizing the bonds, such as property occupancy rates, rental rates, operating cost inflation, market capitalization rates and an appropriate market rate of interest.

When a revenue bond is underperforming with respect to certain of our standards (for example, expectations of timely construction completion, actual occupancy levels or actual debt service coverage) but we still expect to recover all contractual payments, we value it based on our estimate of the fair value as described above, although such fair value will not exceed the outstanding face amount. If we determine it is probable that we will not receive all contractual payments required when they are due, we deem a bond impaired and write it down to its estimated fair value and record a realized loss in the income statement.

D. *Mortgage Servicing Rights ("MSRs")*

We recognize as assets the rights to service mortgage loans for others, whether the MSRs are acquired through a separate purchase or through loans originated and sold. Purchased MSRs are recorded at cost. For originated loans, we allocate total costs incurred to the loan originated and the MSR retained based on the relative fair values as determined by a third-party appraiser. All MSRs are amortized in proportion to, and over the period of, estimated net servicing income.

MSRs are assessed for impairment based on the fair value of the assets as compared to carrying value. When we determine that a portion of the balance is not recoverable, the asset and the valuation allowance are reduced to reflect permanent impairment.

E. *Other Investments*

We invest in partnership interests related to the real estate equity investment funds we sponsor. Typically, we hold these investments for a short period until we establish a new fund.

We account for our preferred equity investment in ARCap Investors, LLC ("ARCap") using the equity method pursuant to Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for

Investments in Common Stock ("APB No. 18") as interpreted by AICPA Statement of Position 78-9, Accounting for Investments in Real Estate Ventures, EITF Issue D-46, Accounting for Limited Partnership Investments and EITF 03-16, Accounting for Investments in Limited Liability Companies.

Our equity in the earnings of ARCap is accrued at the preferred dividend rate of 12%, which equals the income allocated to us per the LLC agreement, unless ARCap does not have earnings and cash flows adequate to meet this dividend requirement.

F. *Cash and Cash Equivalents*

Cash and cash equivalents include cash in banks and investments in short-term instruments with an original maturity of three months or less. Restricted cash includes collateral for borrowings within our existing securitization programs and in accordance with Fannie Mae requirements.

G. *Deferred Costs*

Prior to the RCC acquisition in November 2003 (see Note 3), we paid fees to RCC for its activities performed as our Manager (see Note 17). The fees pertaining to acquisitions of revenue bonds were capitalized and are amortized as a reduction to interest income over the terms of the revenue bonds. Since the acquisition, all fees paid for this purpose are charged to expense and the intercompany charges are eliminated in consolidation. Direct costs relating to unsuccessful acquisitions and all indirect costs relating to the revenue bonds are charged to operations.

We capitalize costs incurred in connection with our MBIA securitization program (see Note 9) and amortize them on a straight-line basis over 10 years, which approximates the average remaining term to maturity of the revenue bonds in this program.

We capitalize costs incurred in connection with the issuance of preferred shares of our Equity Issuer subsidiary and amortize them on a straight-line basis over the period to the mandatory repurchase date of the shares. We record costs we incur in connection with the issuance of Convertible Community Reinvestment Act ("CRA") Shares as a reduction of beneficial owners' equity of such shares.

H. *Financial Risk Management and Derivatives*

We account for derivative financial instruments pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), as amended and interpreted. We record derivatives classified as cash flow hedges at fair value, with changes in fair value recorded in accumulated other comprehensive income, to the extent they are effective. If deemed ineffective, we record the amount considered ineffective in the statement of income.

I. *Goodwill and Other Intangible Assets*

We test goodwill for impairment annually or if circumstances indicate there may be reason to believe impairment has occurred. Any such impairment would be charged to expense in the period in which it is determined. Should goodwill be deemed impaired, the useful lives of identified intangible assets may need to be reassessed and amortization accelerated, or such intangible assets could be deemed impaired as well.

We amortize other intangible assets on a straight-line basis over their estimated useful lives.

J. *Fair Value of Financial Instruments*

As described above, our investments in revenue bonds, our MSRs and our liability under the interest rate derivatives are carried at estimated fair values. We have determined that the fair value of our remaining financial instruments, including temporary investments, cash and cash equivalents, promissory notes receivable, mortgage notes receivable and borrowings approximate their carrying values at December 31, 2004 and 2003.

K. *Income Taxes*

We provide for income taxes in accordance with SFAS No. 109 Accounting for Income Taxes ("SFAS No. 109"), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities.

L. *Earnings per Share*

Basic income per share represents income allocated to Common and Convertible CRA shareholders (see Note 14) divided by the weighted average number of Common and Convertible CRA shares outstanding during the period. Diluted income per share represents the weighted average number of shares outstanding during the period and the dilutive effect of common share equivalents, calculated using the treasury stock method.

The Convertible CRA shareholders are included in the calculation of shares outstanding as they share the same economic benefits as common shareholders. SCUs are not included in the calculation as they are antidilutive, since each share is convertible to one common share while the allocations to SCU holders exceed common dividends.

M. *Guarantees and Mortgage Banking Loss Sharing Agreement*

For guarantees issued since January 1, 2003, we record liabilities (included in deferred income) equal to the fair values of the guarantee obligations undertaken. For yield guarantees and other credit enhancement obligations for which we receive fees, the fees received are considered the measure of fair value, in accordance with FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). For completion guarantees issued to lenders for the underlying financing of properties, as required by an investment fund, we generally recognize no liability upon inception of the guarantee as the exposure is considered minimal and no fee is received.

For mortgage loans originated since January 1, 2003, we account for exposure to loss under our servicing contract with Fannie Mae as guarantees under FIN 45, recording an asset and a liability equal to the estimated portion of the servicing cash flows deemed to represent compensation for our guarantee. We offset cash received for the guarantee against the asset and credit interest income for the change in asset due to the passage of time. The portion of the liability representing an accrual for probable losses is adjusted as loss estimates change and the portion representing our willingness to stand by as guarantor is amortized over the expected life of the guarantee. We evaluate loans owned for impairment on a specific loan basis based on debt service coverage ratios.

N. *Mortgage Banking Loan Loss Reserve*

We place loans on a nonaccrual status when any portion of the principal or interest is 90 days past due or earlier when concern exists as to the ultimate collectibility of principal or interest. Loans return to accrual status when principal and interest become current and anticipate they will be fully collectible. An impaired loan is defined, as noted within accounting guidance, when we determine it is probable that not all required contractual payments will be made when due. Our primary tool to determine which loans are likely to incur a loss is to evaluate the debt service coverage ratio based on our historical experience with similar properties and the frequency of such losses. There were no nonaccrual or impaired loans at December 31, 2004 or December 31, 2003.

We record provisions as an expense and as a contra-asset account on the balance sheet under Mortgage Servicing Rights (See Note 5).

O. *Share Based Compensation*

We account for our share options in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). Accordingly, we record compensation cost, based on the options' estimated fair value, on a straight-line basis over the vesting period. The fair values of option grants are estimated using the Black-Scholes option-pricing model.

Prior to our acquisition of RCC in November 2003 (see Note 3), most options granted were issued to non-employees rendering services to us under our management agreement with RCC. As such, we estimated the fair value of the share options at each period-end up to the vesting date, and adjusted the expense accordingly. Upon the acquisition of RCC, such optionees became employees and the fair value of the options at that date became the basis of amortization until the respective vesting dates.

We record restricted share grants as a contra-account within shareholder's equity. The balance recorded equals the number of shares issued multiplied by the closing price of our common shares on the grant date. We amortize the cost over the vesting period of the shares on a straight-line basis. Any shares granted with immediate vesting are expensed when granted.

NOTE 2 – NEW ACCOUNTING PRONOUNCEMENTS AND ENTITIES CONSOLIDATED PURSUANT TO FIN 46(R)

A. *New Accounting Pronouncements*

In December 2003, the FASB issued Interpretation 46(R), Consolidation of Variable Interest Entities ("FIN 46(R)"). FIN 46(R) clarified the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Effective March 31, 2004, we adopted FIN 46(R). See below regarding the impact of our adopting this standard.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS No.

150"). This statement requires that certain financial instruments that have the characteristics of debt and equity be classified as debt. Pursuant to SFAS No. 150, we have classified mandatorily redeemable preferred securities previously shown as mezzanine equity as a liability in our balance sheets, and the dividends paid on such shares as interest expense; dividends related to prior periods remain classified as income allocated to preferred shareholders of subsidiary.

The following accounting pronouncements issued in 2002 and 2003 related to disclosure only or had no material impact on our financial statements:

- SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections, issued in April 2002.
- SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, issued in July 2002.
- SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, issued in December 2002.
- SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, issued in April 2003.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which replaces SFAS No. 123 and which we are required to adopt by the third quarter of 2005. As we have been accounting for share based payments following the fair-value provisions of SFAS No. 123, we expect the impact of our adoption of this standard to be immaterial.

B. *FIN 46(R)*

Through our acquisition of RCC (see Note 3), and in subsequent fund originations, we became the general partner or equivalent in 90 entities in which we have no financial investment. Typically, outside investors acquire all partnership interest in an upper-tier, or investment partnership, or 100% of the membership interest if structured as a limited liability company. The investment partnership, in turn, invests as a limited partner in one or more lower-tier, or operating partnerships, that own and operate the multifamily housing complexes. Partners in the investment partnerships are most often corporations who are able to utilize the tax benefits, which are comprised of operating losses and Low-Income Housing Tax Credits ("LIHTCs").

Investment and operating partnerships in which the limited partners or limited members do not have the right to remove us as the general partner or managing member are variable interest entities ("VIEs") as defined by FIN 46(R). We have concluded that, as the general partner or managing member for these type of investments, we are the primary beneficiary as defined by FIN 46(R) because we absorb the majority of the expected income and loss variability (as we are entitled to fees and are the "decision maker" of the funds), and such variability is disproportionate to our actual ownership interest, which is none. In addition, our executive officers have nominal, indirect equity interests in many of the funds. We have consolidated the assets and liabilities of these entities in our balance sheet and have recorded their results of operations in our statement of income beginning April 1, 2004. Upon adoption of FIN 46(R), we recorded the assets and liabilities of the VIEs we consolidated at their historical bases, which approximated their fair values at that date. As noted above, the balance sheets and statements of operations consolidated in our financial statements are as of and for the period ended September 30, 2004, the latest date available.

NOTE 3 – ACQUISITIONS

A. *Related Capital Company*

On November 17, 2003, we acquired the ownership interests in and substantially all of the businesses operated by Related Capital Company ("RCC") (other than specific excluded interests) for approximately $346.0 million. The consideration paid included:

- $50.0 million in cash, paid to one of the selling principals;
- approximately 15.9 million Special Common Units ("SCUs") in a newly formed subsidiary (see Note 13); and
- approximately 15.9 million special preferred voting shares associated with the SCUs (see Note 14).

The cash portion of the acquisition and associated acquisition costs were funded by two bridge loans totaling $60.0 million (see Note 10). In connection with the acquisition, we also established a restricted share program and issued approximately 778,000 of our common shares to employees of RCC (other than the selling principals) and granted 1,000,000 share options to our non-executive chairman (see Note 15). In addition, our subsidiary issued approximately 217,000 SCUs to employees of RCC (other than the selling principals).

We accounted for the acquisition as a purchase and allocated the cost based on the estimated fair values of the assets acquired and liabilities assumed. We valued intangible assets based on an appraisal by an independent valuation firm. We recorded the excess of the purchase price over the net assets acquired (including identified intangibles) as goodwill.

Prior to the acquisition, RCC acted as our external manager (the "Manager"). See Note 17 regarding related party transactions prior to the acquisition and Note 16 regarding earnings per share treatment of allocations to the Manager prior to the acquisition.

In recording our acquisition of RCC, we ascribed approximately $5.1 million of the purchase price to the estimated future cash flows to be received from general partner interests in investment partnership in which we maintain a non-equity controlling partner. From time to time, the general partner of the investment funds may be called upon to fund investment fund operations. In such a case, we would advance the funds (on behalf of the general partner) and would be repaid out of future operating cash flow or sale or refinancing proceeds received by the investment fund.

B. PW Funding/CharterMac Mortgage Capital Corp.

In December 2001, we acquired 80% of the common shares of PW Funding, Inc. ("PWF"). During 2002 and 2003, we acquired another 7% of the common shares. The aggregate cost of the shares, including debt assumed and repaid and true-up payments subsequent to the purchase dates, was $40.0 million, all of which was paid in cash. We accounted for the acquisition as a purchase and allocated the purchase price to the assets and liabilities at their respective fair values, including $7.9 million recorded as MSRs and $6.2 million recorded as goodwill.

See Note 21 regarding our 2005 purchase of the remaining shares of PWF, which we have also renamed CharterMac Mortgage Capital Corp. ("CMC").

NOTE 4 – REVENUE BONDS

The following tables summarize our revenue bond portfolio at December 31, 2004:
(Dollars in Thousands)

		Units		Face Amount of Bond		Fair Value at 12/31/04			Pertinent Weighted Average Dates			Annualized Base Interest			
	Number of Bonds	Number	% of Total	$ Amount	% of Total	$ Amount	% of Total	Current Stated Interest Rate	Put Date	Optional Redemption Date	Maturity Date	$ Amount	% of Total	Occupancy on Stabilized Properties	DSCR on Stabilized Properties
By State:															
Texas	67	11,270	24.3%	$ 601,402	27.7%	$ 609,854	28.6%	7.04%	Jun-19	Sept-18	Sep-41	$ 42,673	28.2%	87.0%	1.00x
Georgia	24	6,019	13.0%	313,960	14.4%	305,355	14.3%	6.16%	Aug-18	Apr-16	Feb-41	21,101	14.0%	84.8%	0.73x
California	42	4,924	10.6%	241,008	11.1%	226,867	10.6%	6.79%	Sep-18	Mar-17	Sep-38	16,910	11.2%	96.3%	1.30x
Florida	25	4,150	9.0%	175,782	8.1%	165,466	7.8%	7.08%	Mar-20	May-15	May-39	12,455	8.2%	94.4%	1.31x
Missouri	11	2,203	4.7%	105,928	4.9%	95,948	4.4%	6.70%	Oct-16	May-12	Apr-34	7,292	4.8%	89.1%	1.22x
All others	104	17,794	38.4%	734,152	33.8%	731,517	34.3%	6.69%	Aug-18	Aug-16	Dec-37	50,713	33.6%	89.6%	1.16x
Subtotal	273	46,360	100.0%	2,172,232	100.0%	2,135,007	100.0%					151,144	100.0%	90.7%	1.14x
Eliminations [1]	(5)	(541)	--	(31,667)	--	(34,287)	--								
Total for 2004	268	45,819	--	$2,140,565	--	$2,100,720	--								
Total for 2003	243	40,556	100.0%	$1,838,801	100.0%	$1,871,009	100.0%					$127,002	100.0%	91.8%	1.20x
By Property Status:															
Stabilized	112	18,668	40.3%	$ 772,084	35.5%	$ 775,122	36.3%		Jul-16	Mar-14	Oct-34	$ 55,940	37.0%	90.7%	1.14x
Lease-up	86	16,429	35.4%	817,773	37.6%	805,760	37.7%		May-19	Jul-16	Apr-41	56,809	37.6%	N/A	N/A
Construction	46	6,197	13.4%	355,580	16.4%	335,543	15.8%		Mar-21	Dec-20	Oct-43	23,782	15.7%	N/A	N/A
Rehab	29	5,066	10.9%	226,795	10.5%	218,582	10.2%		Apr-21	Apr-21	Nov-41	14,613	9.7%	N/A	N/A
Subtotal	273	46,360	100.0%	2,172,232	100.0%	2,135,007	100.0%					$151,144	100.0%	90.7%	1.14x
Eliminations [1]	(5)	(541)	--	(31,667)	--	(34,287)	--								
Total for 2004	268	45,819	--	$2,140,565	--	$2,100,720	--								
Total for 2003	243	40,556	100.0%	$1,838,801	100.0%	$1,871,009	100.0%					$127,002	100.0%	91.8%	1.20x

(1) These bonds are recorded as liabilities on the balance sheets of consolidated VIEs (See Note 2) and are therefore eliminated in consolidation.

NOTE 4 – REVENUE BONDS (Continued)
(Dollars in Thousands)

		Units		Face Amount of Bond		Fair Value at 12/31/04		
	Number of Bonds	Number	% of Total	$ Amount	% of Total	$ Amount	% of Total	Current Stated Interest Rate
By Put Date:								
No put date	50	1,019	2.2%	$ 81,233	3.7%	$ 77,024	3.6%	7.16%
With 6 months notice	2	400	0.9%	8,325	0.4%	8,928	0.4%	7.74%
2005	6	1,380	3.0%	59,925	2.8%	56,353	2.6%	7.17%
2006-2010	6	1,404	3.0%	57,250	2.6%	56,678	2.7%	7.47%
2011-2015	9	2,414	5.2%	94,263	4.3%	96,005	4.5%	7.02%
2016-2020	160	30,919	66.7%	1,448,907	66.7%	1,434,441	67.2%	6.92%
2021-2025	28	6,381	13.8%	312,878	14.4%	293,009	13.8%	5.61%
2026-2030	11	2,339	5.0%	102,451	4.7%	105,630	4.9%	6.64%
2031-2035	1	104	0.2%	7,000	0.4%	6,939	0.3%	5.50%
Subtotal	273	46,360	100.0%	2,172,232	100.0%	2,135,007	100.0%	6.75%
Eliminations [1]	(5)	(541)	--	(31,667)	--	(34,287)		
Total	268	45,819	--	$2,140,565	--	$2,100,720		
2003 Total	243	40,556	100.0%	$1,838,801	100.0%	$1,871,009	100.0%	6.93%
By Maturity Date:								
2006-2010	20	640	1.4%	$ 39,658	1.8%	$ 36,069	1.7%	7.30%
2011-2015	20	293	0.6%	23,945	1.2%	20,951	1.0%	6.12%
2016-2020	17	1,352	2.9%	79,042	3.6%	75,390	3.5%	6.99%
2021-2025	14	1,024	2.2%	59,520	2.7%	57,668	2.7%	7.63%
2026-2030	10	2,132	4.6%	68,847	3.2%	70,078	3.3%	7.02%
2031-2035	11	2,520	5.4%	94,424	4.3%	95,578	4.5%	6.67%
2036-2040	56	11,217	24.2%	450,227	20.7%	453,569	21.2%	7.17%
2041-2045	115	24,835	53.6%	1,233,469	56.8%	1,211,732	56.8%	6.67%
2046 and after	10	2,347	5.1%	123,100	5.7%	113,972	5.3%	5.30%
Subtotal	273	46,360	100.0%	2,172,232	100.0%	2,135,007	100.0%	6.75%
Eliminations [1]	(5)	(541)	--	(31,667)	--	(34,287)		
Total	268	45,819	--	$2,140,565	--	$2,100,720		
2003 Total	243	40,556	100.0%	$1,838,801	100.0%	$1,871,009	100.0%	6.93%

(1) These bonds are recorded as liabilities on the balance sheets of consolidated VIEs (See Note 2) and are therefore eliminated in consolidation.

Reconciliation of revenue bonds:	2004	2003	2002
(In thousands)			
Balance at beginning of period	$1,871,009	$1,579,590	$1,137,715
Acquisitions and additional fundings	325,037	432,915	457,060
Repayments	(26,477)	(83,795)	(108,630)
Regular principal payments	(12,589)	(16,136)	(4,986)
Carrying amount less than repayment proceeds	400	2,472	4,273
Advance held by Trustee	--	(3,643)	--
Impairment losses	(610)	(1,759)	(920)
Net change in fair value	(20,766)	(38,559)	95,126
Accretion of deferred income and purchase accounting adjustment	(97)	(76)	(48)
Reclassification to other assets	(900)	--	--
Subtotal	2,135,007	1,871,009	1,579,590
Less: eliminations (1)	(34,287)	--	--
Balance at close of period	$2,100,720	$1,871,009	$1,579,590

(1) These bonds are recorded as liabilities on the balance sheets of consolidated VIEs (See Note 2) and are therefore eliminated in consolidation.

Certain revenue bonds provide for "participating interest" which is equal to a percentage of net property cash flow of the net sale or refinancing proceeds. Bonds that contain these provisions are referred to as "participating" while the rest are "non-participating". Both the stated and participating interest on the revenue bonds are exempt from federal income tax. Participating interest included in interest revenue was approximately $230,000 in 2004, $2.0 million in 2003 and $3.1 million in 2002.

As of December 31, 2004, approximately $2.0 billion of our revenue bonds were securitized or pledged as collateral in relation to financing arrangements (see Note 9).

The amortized cost basis of our portfolio of revenue bonds, and the related unrealized gains and losses were as follows at December 31:

(In thousands)	2004	2003
Amortized cost basis	$2,098,944	$1,814,180
Gross unrealized gains	50,716	65,394
Gross unrealized losses	(14,653)	(8,565)
Subtotal/fair value	2,135,007	1,871,009
Less: eliminations (1)	(34,287)	--
Total fair value per balance sheet	$2,100,720	$1,871,009

(1) These bonds are recorded as liabilities on the balance sheet of entities consolidated pursuant to FIN 46(R) (See Note 2) and are therefore eliminated in consolidation.

The fair value and gross unrealized losses of our revenue bonds aggregated by length of time that individual bonds have been in a continuous unrealized loss position is summarized in the table below:
(Dollars in thousands)

	December 31, 2004		
	Less than 12 Months	12 Months or More	Total
Number	42	39	81
Fair value	$392,856	$217,196	$610,052
Gross unrealized loss	$ (6,543)	$ (8,110)	$ (14,653)

	December 31, 2003		
	Less than 12 Months	12 Months or More	Total
Number	54	8	62
Fair value	$216,743	$ 36,660	$253,403
Gross unrealized loss	$ (5,789)	$ (2,777)	$ (8,566)

The unrealized losses related to these revenue bonds are due solely to changes in interest rates, in that we calculate present values based upon future cash flows from the bonds and discount these cash flows at the current rate on our recent bond issuances; as rates rise, the fair value of our portfolio decreases. We have the intent and ability to hold these bonds until recovery and have therefore concluded that these declines in value are temporary. For discussion of other-than temporary impairments, see *Bond Impairment* below.

The following is a table summarizing the maturity dates of revenue bonds we hold as of December 31, 2004:

(In thousands)	Outstanding Bond Amount	Fair Value	Weighted Average Interest Rate
Due between one and five years	$ 35,549	$ 33,474	7.08%
Due after five years	2,071,786	2,101,533	6.75%
Total/weighted average	2,107,335	2,135,007	6.75%
Less: eliminations (1)	(31,063)	(34,287)	
Total	$2,076,272	$2,100,720	

(1) These bonds are recorded as liabilities on the balance sheet of entities consolidated pursuant to FIN 46(R) (See Note 2) and are therefore eliminated in consolidation.

The principal and interest payments on each revenue bond are payable primarily from the cash flows of the underlying properties, including proceeds from a sale of a property or the refinancing of the mortgage loan securing a bond. None of the revenue bonds constitutes a general obligation of any state or local government, agency or authority. The structure of each mortgage loan mirrors the structure of the corresponding revenue bond that it secures. In order to protect the tax-exempt status of the revenue bonds, the owners of the underlying properties are required to enter into agreements to own, manage and operate the properties in accordance with requirements of the Internal Revenue Code of 1986, as amended.

No single revenue bond provided interest income that exceeded 10% of our total revenue for the years ended December 31, 2004, 2003, or 2002. Other than those detailed in the table on page 67, based on face amount, no state comprises more than 10% of the total at December 31, 2004 or 2003.

All of our revenue bonds bear fixed base interest rates and, to the extent permitted by existing regulations, may also provide for contingent interest and other features. Terms are expected to be five to 35 years, although we may have the right to cause repayment prior to maturity through a mandatory redemption feature (five to seven years with up to six month's notice). In some cases, the bonds call for amortization or "sinking fund" payments, generally at the completion of rehabilitation or construction, of principal based on 30 to 40 year level debt service amortization schedules.

Revenue bonds are generally not subject to optional prepayment during the first five to ten years of our ownership and may carry various prepayment penalty structures. Certain revenue bonds may be purchased at a discount from their face value.

In selected circumstances, and generally only in connection with the acquisition of tax-exempt revenue bonds, we may acquire a small amount of taxable bonds:

- which we may be required to acquire in order to satisfy state regulations with respect to the issuance of tax-exempt bonds; and
- to fund certain costs associated with the issuance of the bonds, that under current law cannot be funded by the proceeds of the bond itself.

Revenue bonds acquired and/or additional fundings made during 2004 are summarized below:

(In thousands)	Outstanding Bond Amount	Weighted Average Construction Rate	Weighted Average Permanent Interest Rate
Construction/rehabilitation properties	$290,907	5.45%	6.49%
Additional funding of existing bonds	34,130	3.60%	4.28%
Total 2004 acquisitions	$325,037	5.26%	6.26%

Revenue bonds repaid during 2004 are summarized below:

(In thousands)	Outstanding Value	Proceeds	Realized Gains
Non-participating revenue bonds stabilized	$26,470	$26,870	$217

Revenue bonds acquired and/or additional fundings made during 2003 are summarized below:

(In thousands)	Face Amount	Weighted Average Construction Rate	Weighted Average Permanent Interest Rate
Construction/rehabilitation properties	$421,595	6.21%	6.58%
Additional funding of existing bonds	11,320	7.00%	7.00%
Total 2003 acquisitions	$432,915	6.23%	6.59%

Revenue bonds and notes repaid during 2003 are summarized below:

(In thousands)	Outstanding Value	Proceeds	Realized Gains (Losses)
Participating revenue bonds stabilized	$21,330	$23,550	$ 2,220
Non-participating revenue bonds stabilized	55,465	60,346	(269)
Notes stabilized	245	245	--
Total 2003 dispositions	$77,040	$84,141	$ 1,951

Bond Impairment

In the third quarter of 2004, in light of the underperformance of one of our investments, which will necessitate the temporary revision of payment terms, we recognized an impairment loss of approximately $610,000.

In 2003, because of developer defaults and a softening of the market of an underlying property, we determined that one of our revenue bonds was impaired, and wrote down the bond to its estimated fair value, recognizing an impairment loss of approximately $1.8 million. The first mortgage was foreclosed upon in October 2004. The bonds were subsequently retired and CharterMac owns the land valued at $900,000.

In 2001 and 2002, the borrowers of one of our revenue bonds failed to make regular interest payments, we determined the bond was impaired and its trustee foreclosed on the underlying property. In 2002, we began marketing the property and it was ultimately sold in 2003. In connection with this revenue bond, we recorded an impairment loss of approximately $920,000 in 2002 and a loss on disposal of approximately $631,000 in 2003.

NOTE 5 – MORTGAGE SERVICING RIGHTS

The components of the change in MSRs and related reserves were as follows:

Servicing Assets	(In thousands)
Balance at December 31, 2002	$35,594
MSRs capitalized	6,490
Amortization	(6,259)
Increase in reserves	(2,474)
Balance at December 31, 2003	33,351
MSRs capitalized	6,588
Amortization	(7,839)
Decrease in reserves	266
Balance at December 31, 2004	$32,366

Reserve for Loan Loss Reserves of Servicing Assets	
Balance at December 31, 2002	$ 4,271
Additions	2,474
Balance at December 31, 2003	6,745
Reductions	(266)
Balance at December 31, 2004	$ 6,479

The estimated fair values of the MSRs, based upon third-party valuations, were $39.3 million at December 31, 2004 and $39.7 million at December 31, 2003. The significant assumptions used in estimating the fair values at December 31, 2004 were as follows:

	Fannie Mae	FHA	Freddie Mac
Weighted average discount rate	17.14%	16.07%	17.17%
Weighted average pre-pay speed	11.40%	10.09%	13.96%
Weighted average lockout period	4.8 years	3.6 years	6.9 years
Cost to service loans	$2,463	$1,259	$1,956
Acquisition cost (per loan)	$1,500	$ 500	$1,482

The table below illustrates hypothetical, fair values of MSRs at December 31, 2004 caused by assumed immediate adverse changes to key assumptions which are used to determine fair value.

	(In thousands)
Fair value of MSRs at December 31, 2004	$39,264
Prepayment speed:	
Fair value after impact of +10% change	38,954
Fair value after impact of -10% change	39,570
Fair value after impact of +20% change	38,669
Fair value after impact of -20% change	39,903
Discount rate:	
Fair value after impact of +10% change	37,279
Fair value after impact of -10% change	41,477
Fair value after impact of +20% change	35,490
Fair value after impact of -20% change	43,960
Default rate:	
Fair value after impact of +10% change	39,290
Fair value after impact of -10% change	39,371
Fair value after impact of +20% change	39,178
Fair value after impact of -20% change	39,705

NOTE 6 – OTHER INVESTMENTS

Investments other than revenue bonds consisted of:

(In thousands)	2004	2003
Investment in equity interests in LIHTC properties	$ 40,132	$24,644
Investment in properties under development	3,157	1,994
Investment in ARCap	19,054	19,054
Capri Capital loan	84,000	--
Mortgage loans receivable	27,480	21,870
Other investments	13,683	29,938
Total other investments	$187,506	$97,500

Investments in Equity Interests in LIHTC Properties

Through a subsidiary, we acquire equity interests in property ownership entities on a short-term basis, and also invest funds with third-party developers to develop properties for inclusion in Fund Management offerings to investors. We expect to recapture such amounts from the proceeds of the equity and debt financing when the investment fund has closed. The developer also guarantees repayment of these investments. Substantially all of these investments are pledged as collateral for our borrowings under a warehouse facility (see Note 10).

Investments in Properties under Development

We invest funds in affiliated entities, whereby subsidiaries co-develop properties to be sold to investment funds. Development investments include amounts invested to fund pre-development and development costs. Investment funds we sponsor acquire the limited partnership interests in these properties. We expect to recapture these amounts from various sources attributable to the properties, including capital contributions of investments funds, cash flow from operations, and/or from co-development partners, who in turn have cash flow notes from the properties. In connection with our co-development agreements, affiliates of CharterMac issue construction completion, development deficit guarantees and operating deficit guarantees to the lender and investment funds (for the underlying financing of the properties) on behalf of our subsidiary (see Note 20).

Investment in ARCap

We hold approximately 740,000 units of Series A Convertible Preferred Membership Interests in ARCap Investors, LLC, a provider of portfolio management services. The cost was $25 per unit, and the shares carry a preferred return of 12%.

Capri Capital Loan

In July 2004, CM Investor LLC ("CM Investor"), one of our subsidiaries, provided an interim loan in the principal amount of $84.0 million ("Interim Loan") to Capri Capital Limited Partnership ("Capri"), which bears interest at a rate of 11.5% per year and matures on January 15, 2005 subject to extension.

We funded the Interim Loan through bridge loans from Bank of America (See Note 10).

See Note 21 regarding the extension and conversion of this loan and the subsequent acquisition of a Capri subsidiary.

Mortgages Loans Receivable

CMC originates mortgages pursuant to purchase agreements and holds them until settlement of their sale is completed. We are entitled to the interest income paid by the borrower during this holding period.

NOTE 7 - DEFERRED COSTS

The components of deferred costs at December 31 were as follows:

(In thousands)	2004	2003
Deferred bond selection costs [1]	$ 43,989	$ 44,888
Deferred financing costs	15,214	13,027
Deferred costs relating to the issuance of preferred shares of subsidiary (see Note 13)	12,890	10,445
Other deferred costs	4,802	3,511
	76,895	71,871
Less: Accumulated amortization	(19,635)	(13,463)
	$ 57,260	$ 58,408

(1) Primarily represents the bond selection fee paid to the Manager prior to our acquisition of RCC (see Notes 3 and 17).

NOTE 8 – GOODWILL AND OTHER INTANGIBLE ASSETS

We adopted SFAS No. 141, Business Combinations, in 2001 and SFAS No. 142, Goodwill and Other Intangible Assets, in 2002 and determined that our previously capitalized goodwill met the SFAS No. 141 criteria for recognition as intangible assets apart from goodwill. Accordingly, we continue to amortize the remaining balances over their remaining useful lives, subject to impairment testing and, therefore, the adoption of SFAS No. 142 did not materially affect our results of operations.

A. *Goodwill*

The following table provides information regarding goodwill by segment:

(In thousands)	Fund Management	Mortgage Banking	Total
Balance at December 31, 2002	$ --	$ 4,793	$ 4,793
Additions	209,164	788	209,952
Balance at December 31, 2003	209,164	5,581	214,745
Additions	916	663	1,579
Reductions	(9,927)	--	(9,927)
Balance at December 31, 2004	$200,153	$ 6,244	$206,397

The 2001 CMC acquisition agreement stipulated that we make periodic "true-up" and contingent payments to the original CMC shareholders for a period of up to three years from the acquisition date. Pursuant to this agreement, we paid approximately $3.0 million in 2002, $700,000 in 2003 and $663,000 in 2004 and recorded the payments as additional goodwill. These true-up payments were based on:

- the increase in the value of mortgage servicing rights due to certain loans closing;
- changes between the audited balance sheet used for the initial purchase price and the audited balance sheet at December 31, 2001;
- payments of certain servicing fees; and
- forward conversions of previously committed loans.

In addition, we paid approximately $583,000 and $91,000 in 2002 and 2003, respectively, for various costs we incurred in relation to the acquisition of CMC, which were also recorded as goodwill.

The reduction to Fund Management goodwill in 2004 pertained to the conversion of SCUs (see Note 13), the deferred tax impact of which served to effectively lower the purchase price of RCC, partially offset by adjustments to estimated liabilities recorded at the time of the acquisition.

B. *Other Intangible Assets*

The components of other identified intangible assets are as follows:

(In thousands)	Estimated Useful Life (in Years)	Gross Carrying Amount		Accumulated Amortization		Net	
		2004	2003	2004	2003	2004	2003
Amortized identified intangible assets:							
Trademarks and trade names	21.0	$ 25,100	$ 25,100	$ 1,338	$ 143	$ 23,762	$ 24,957
Partnership service contracts	9.4	47,300	47,300	5,661	604	41,639	46,696
Transactional relationships	16.7	103,000	103,000	9,436	1,006	93,564	101,994
General partner interests	9.0	5,100	5,100	634	68	4,466	5,032
Joint venture developer relationships	5.0	4,800	4,800	1,075	115	3,725	4,685
Other	9.3	4,427	4,427	2,703	2,227	1,724	2,200
Subtotal/weighted average	14.5	189,727	189,727	20,847	4,163	168,880	185,564
Unamortized Identified Intangible Assets:							
Mortgage Banking Licenses		8,639	8,639	--	--	8,639	8,639
Total Identified Intangible Assets		$198,366	$198,366	$20,847	$ 4,163	$177,519	$194,203
Amortization Expense Recorded				$16,684	$ 2,413		

The estimated amortization expense for intangible assets for the next five years is as follows:

	(In thousands)
2005	$16,207
2006	$16,207
2007	$16,207
2008	$16,092
2009	$14,658

The amortization of other identified intangible assets (approximately $477,000 per year) is included as a reduction to revenue bond interest income as they pertain to the acquisition of such bond investments.

C. *Impairment*

The initial gross carrying amounts for identified intangible assets were based on third party valuations. We review goodwill and intangible assets annually for impairment. Through December 31, 2004, we have concluded that these assets have not been impaired.

NOTE 9 - FINANCING ARRANGEMENTS

Following are the components of financing arrangements at December 31:

(In thousands)	2004	2003
P-FLOATs/RITES	$ 462,928	$ 316,508
MBIA:		
Floater Certificates	405,500	383,500
Auction Certificates	100,000	100,000
Fixed-Rate Securitization	100,000	100,000
Total	$1,068,428	$ 900,008

A. *P-FLOATs/RITES Program℠ ("P-FLOATs")*

We have securitized certain revenue bonds through the Merrill Lynch Pierce Fenner & Smith Incorporated ("Merrill Lynch") P-FLOATs/RITES program. Under this program, we transfer certain revenue bonds, or trust certificates that represent senior interests in the bonds, to Merrill Lynch and they deposit each revenue bond into an individual special purpose trust together with a credit enhancement guarantee. A credit enhanced custodial receipt is issued and deposited into a second trust. Two types of securities are then issued by that trust:

(1) Puttable Floating Option Tax-Exempt Receipts ("P-FLOATs"), short-term senior securities which bear interest at a floating rate that is reset weekly as the lowest rate that will clear the market at par; and

(2) Residual Interest Tax Exempt Securities ("RITES"), subordinate securities which receive the residual interest payment after payment of P-FLOAT interest and ongoing transaction fees.

The P-FLOATs are sold to third party investors and the RITES are generally sold back to us. We have the right, with at least 14 days notice to the trustee, to purchase the outstanding P-FLOATs and withdraw the underlying revenue bonds or trust certificates from the trust. When the revenue bonds or trust certificates are deposited into the P-FLOAT Trust, we receive the proceeds from the sale of the P-FLOATs less certain transaction costs. In certain other cases, Merrill Lynch may directly buy the revenue bonds from local issuers, deposit them in the trust, sell the P-FLOAT security to investors and then the RITES to us.

Due to the repurchase right, we account for the net proceeds received upon transfer as secured borrowings and, accordingly, continue to account for the revenue bonds as assets.

To facilitate the securitization, we have pledged certain additional revenue bonds as collateral for the benefit of the credit enhancer or liquidity provider. At December 31, 2004, the total carrying amount of such additional revenue bonds pledged as collateral was approximately $217 million.

During 2004, we repaid borrowings of approximately $61.9 million and redeemed the corresponding bonds. Additionally we transferred 30 bonds, against which we borrowed approximately $211.4 million.

Our annualized cost of funds relating to its secured borrowings under this program (calculated as a percentage of the weighted average secured borrowings) was approximately 2.20% in 2004, 2.03% in 2003 and 2.40% in 2002. The related amount of $4.6 million in 2004, $4.3 million in 2003 and $4.0 million in 2002 is included in interest expense in the statement of income. The year end interest rate at December 31, 2004 was 2.12%, excluding fees.

B. *MBIA Securitization programs*

MBIA, a financial insurer, has entered into a surety commitment with us, through October 2011, whereby MBIA has agreed to credit-enhance certain pools of bonds in exchange for certain fees. As of December 31, 2004, the maximum amount of capital that could be raised under our securitization programs with MBIA was $650.0 million, with a maximum of $425.0 million in Floater Certificates and a maximum of $225.0 in Auction Certificates, as described below.

Under the MBIA securitization program, we contribute revenue bonds to specific "Series Trusts," seven of which had been created as of December 31, 2004. Two of the trusts contain only bonds secured by properties in California while the rest are National (i.e., non-state specific). Each Series Trust issues two equity certificates:

- a Senior Certificate which is deposited into a "Certificate Trust" which, in turn, issues and sells "Floater Certificates" or "Auction Certificates" representing proportional interests in the Senior

Certificate to new investors; and

- a "Residual Certificate," issued to us, which represents the remaining beneficial ownership interest in each Series Trust.

The surety commitment by MBIA can be used to enhance certificates sold under "low-floater" and "auction rate" programs.

- The low-floater certificates have an interest rate that is reset weekly. The low-floater program requires liquidity due to a put option available to the buyers of the certificates. The liquidity is currently supplied by a consortium of highly-rated banks whose commitments are one-year renewable contracts. We expect to renew or replace such commitments upon expiration of their terms.

- The auction rate certificates have rates that are reset periodically through a Dutch auction process. This program does not require liquidity as the buyers of the securities do not have the option to put their certificates back to the seller.

The effect of our MBIA securitization is that a portion of the interest we receive on certain revenue bonds is distributed to the holders of the Floater Certificates or Auction Rate Certificates, with any remaining interest remitted to us via the Residual Certificate. At December 31, 2004, the total carrying amount of revenue bonds pledged as collateral for these obligations was approximately $577 million.

During 2003, we refined the MBIA securitization programs, placing certain revenue bonds in trusts in connection with our guarantees of specified rate of returns to third party investors in mortgage pools (see Note 20). We agreed to subordinate approximately 50% of the par value of the revenue bonds that are secured by the properties in these pools. These trusts issued Class A Certificates, which were securitized through the P-FLOATs/RITES program and Class B Certificates, held by us as excess collateral to support our obligations to the Merrill Lynch as Primary Guarantor under credit enhancement agreements (see Note 20).

In 2003, we entered into a new form of securitization, under which Auction Certificates secured by an open pool of revenue bonds were auctioned through UBS Financial Services Inc. We placed revenue bonds with an aggregate par value of approximately $143.0 million into a trust (approximately $81.0 million of these bonds had been previously securitized with MBIA). In order to move the bonds to the new trust, we redeemed low-floater certificates aggregating approximately $118 million. In October 2003, the new trust issued $100.0 million of auction rate certificates. These certificates had an initial rate of 1% which will be reset every 35 days through a Dutch auction process.

Our floating rate cost of funds relating to bonds securitized with MBIA (calculated as interest expense plus recurring fees as a percentage of the weighted average amount of the outstanding Senior Certificate) was approximately 2.9% in 2004, 2.2% in 2003 and 2.4% in 2002. The year end interest rate at December 31, 2004 was 2.11%, excluding fees.

C. *Fixed Rate Securitization*

In April 2003, we closed on a transaction whereby we contributed revenue bonds with an aggregate par value of approximately $196.8 million into a trust. The trust then sold $100.0 million of Class A Certificates to various institutional investors while we retained subordinated Class B Certificates totaling approximately $96.8 million; we will hold the Class B Certificates until the trust is terminated. The Class A Certificates accrue interest at 3.25% per annum for two years. At our option, the Class A Certificates are subject to mandatory tender for the outstanding certificate balance plus accrued interest on March 15, 2005. If we do not exercise our option to terminate the trust then, the Class A Certificates are subject to remarketing and to mandatory tender for purchase and cancellation on March 15, 2005, at which time we intend to remarket this securitization through the P-FLOATs program.

D. *Restricted Assets*

Certain of our subsidiaries hold revenue bonds which at December 31, 2004, had an aggregate carrying amount of approximately $1.97 billion that serve as collateral for securitized borrowings or are securitized. The total securitized borrowings at December 31, 2004 were approximately $662.9 million. The subsidiaries holding these bonds had net assets at December 31, 2004, of approximately $695.2 million.

NOTE 10 - NOTES PAYABLE

Notes payable included the following at December 31:

(In thousands)	2004	2003
PWF acquisition loan	$ 21,809	$ 25,217
CMC warehouse line	27,480	21,870
Equity Issuer revolving line	--	21,730
RCC acquisition lines	--	60,000
RCC warehouse line	39,932	24,533
Capri acquisition lines	85,000	--
Other	233	--
Total notes payable	$174,454	$153,350

In connection with the acquisition of PWF (See Note 3), we entered into a loan commitment which expires in December 2006 and bears interest at LIBOR plus 2.25%. The rate was 4.67% and 3.37% at December 31, 2004 and 2003, respectively. The loan requires quarterly payments of principal and interest over a ten-year amortization period, with a balloon payment for the balance upon expiration.

CMC has a $100.0 million secured, revolving mortgage warehouse facility, subject to annual renewal. The interest rate for each warehouse advance is the Federal Funds rate at the end of each year plus 1.25%. The rate was 3.49% and 2.24% at December 31, 2004 and 2003, respectively.

Our Equity Issuer subsidiary has entered into a $75.0 million secured revolving tax-exempt bond warehouse line of credit with Bank of America Securities, Inc. and Wachovia Securities, Inc. This facility has a built in accordion feature allowing up to a $25.0 million increase for a total size of $100.0 million and a term of two years expiring in March 2005, plus a one year extension at our option. This facility bears interest at 31, 60, 90, or 180-day reserve adjusted LIBOR plus 1.50%, or prime plus 0.25%, at our option. During the third quarter of 2003, Citibank became the third lender under this facility. At December 31, 2004, there were no outstanding borrowings. At December 31, 2003, the rate was 2.62%.

We entered into $50.0 million and $10.0 million acquisition bridge loan facilities with Wachovia Bank in order to fund the cash portion, fees and expenses of the RCC acquisition in November 2003 (see Note 3). These bridge loan facilities had nine-month terms with two 90-day extension options. We pledged our common ownership interest in our Equity Issuer subsidiary as security under these facilities. The facilities were pre-payable at any time and bore interest at LIBOR plus 1.50% and 2.4%, respectively. We repaid and terminated the facilities in 2004. At December 31, 2003, the rate was 2.62% and 3.52%.

RCC has entered into a warehouse facility in the amount of $90.0 million with Bank of America, Merrill Lynch, C.D.C. and Citicorp, USA. This facility has a maturity date of October 28, 2005 and bears interest, at our option, at either LIBOR plus 2% or the prime rate plus .125%. The weighted average net rate was 5.13% and 3.73% at December 31, 2004 and 2003, respectively. This facility is collateralized by a lien on certain limited partnership interests (See Note 6). Payments of interest only are due on a monthly basis. We have the option to extend this facility upon its maturity in 2005, renegotiate its terms or arrange alternate sources of financing to repay the outstanding balance.

The Capri acquisition lines with Bank of America bear interest at LIBOR plus 1.65% and mature in July 2005. The weighted average interest rate on the loans was 4.02% at December 31, 2004.

Payments of the notes are due as follows:

(In thousands)	Payments Due
2005	$155,371
2006	2,726
2007	2,726
2008	13,631
2009	--
Thereafter	--
Total	$174,454

NOTE 11 - FINANCIAL RISK MANAGEMENT AND DERIVATIVES

Our revenue bonds generally bear fixed rates of interest, but the P-FLOATs and MBIA securitizations (see Note 9) incur interest expense at variable rates, exposing us to interest rate risks. We have established a policy for risk management and our objectives and strategies for the use of derivative instruments to potentially mitigate such risks. We currently manage a portion of our interest rate risk through the use of swaps indexed to the Bond Markets Association Municipal Swap Index ("BMA") rate, the most widely used tax-exempt floating rate index. Under each swap agreement, for a specified period of time we are required to pay a fixed rate of interest on a specified notional amount to the transaction counterparty and we receive a floating rate of interest equivalent to the BMA index. At inception, we designate these swaps as cash flow hedges on the variable interest payments on our floating rate securitizations. We assess both at the inception of the hedge and on an ongoing basis whether the swap agreements are effective in offsetting changes in the cash flows of the hedged financing. Any ineffectiveness in the hedging relationship is recorded in earnings. Net amounts payable or receivable under the swap agreements are recorded as adjustments to interest expense. Net swap payments we receive, if any, will be taxable income to us and, accordingly, to shareholders. A possible risk of such swap agreements is the possible inability of the counterparty to meet the terms of the contracts with us; however, there is no current indication of such an inability.

As of December 31, 2004, we have one swap with Merrill Lynch Capital Services, Inc. as counterparty with a notional amount of $50.0 million fixed at an annual rate of 3.98%, which began in January 2001 and expires in January 2006. The average BMA rate was 1.22% in 2004, 1.03% in 2003 and 1.38% in 2002.

We have entered into additional swap agreements as follows:

Counterparty	Notional Amount (in millions)	Inception Date	Expiration Date	Rate
Bank of America	$100.0	January 2005	January 2007	2.56%
Bank of America	50.0	January 2005	January 2008	2.00% in 2005, 2.78% in 2006 and 3.27% in 2007
Bank of America	50.0	January 2005	January 2008	2.86%
Bank of America	50.0	January 2005	January 2009	3.08%
RBC Capital Markets	100.0	January 2005	January 2009	3.075%
Bank of America	100.0	January 2005	January 2010	3.265%

We evaluate our interest rate risk on an ongoing basis to determine whether it would be advantageous to engage in any further hedging transactions.

The swaps are recorded at fair market value each accounting period. We record changes in market values in accumulated other comprehensive income to the extent that the hedges are effective in achieving offsetting cash flows. For the swap in place and others that have expired, there was no ineffectiveness in the hedging relationship during the three years ended December 31, 2004. For all of the swaps, we expect that the hedging relationships will be effective in achieving offsetting changes in cash flow throughout their terms.

At December 31, 2004, our interest rate swaps were recorded in other assets on the consolidated balance sheets at an aggregate fair value of $835,700. Interest expense includes approximately $1.6 million in 2004, $4.1 million in 2003 and $3.5 million in 2002, for amounts paid or payable under the swap agreements.

We estimate that approximately $729,000 of the net unrealized loss included in accumulated other comprehensive income will be reclassified into interest expense within the next twelve months, due to the fact our swaps have been and we expect they will continue to be effective.

NOTE 12 - INCOME TAXES

The income tax benefit (provision) consisted of the following components:

	2004	2003	2002
Current:			
Federal	$ (2,279)	$(2,212)	$(1,303)
State and local	(1,022)	(1,207)	(520)
Total current	(3,301)	(3,419)	(1,823)
Deferred federal, state and local	20,544	9,491	539
Total tax benefit (provision)	$ 17,243	$ 6,072	$(1,284)

Deferred income tax assets and liabilities are computed based on temporary differences between the financial statement and income tax bases of assets and liabilities that existed at the balance sheet date.

A reconciliation of the statutory federal tax rate to our effective tax rate is as follows:

	2004	2003	2002
Statutory tax rate to which we are subject	35.0%	35.0%	35.0%
Partnerships not subject to income tax	(56.4)	(45.6)	(32.0)
State and local taxes, net of federal benefit	(8.2)	1.7	(0.2)
SCUs (see Note 13)	(3.4)	--	--
Share based compensation	(1.4)	(0.2)	--
Other	(1.4)	(0.9)	(0.7)
Effective tax rate	(35.8)%	(10.0)%	2.1%

The components of the deferred tax liability are as follows:

	2004	2003
Share-based compensation	$ (3,464)	$ --
Intangible assets	43,418	58,398
Originated mortgage service rights	11,262	11,072
Deferred revenue	(19,637)	(8,200)
Other deferred costs	(1,681)	(900)
Total deferred tax liability	$29,898	$60,370

NOTE 13 – SUBSIDIARY EQUITY

A. Preferred Shares of a Subsidiary – Subject to Mandatory Repurchase

Since June 1999, we have issued multiple series of Cumulative Preferred Shares, which are subject to mandatory repurchase, through our Equity Issuer Trust ("Equity Issuer") subsidiary.

Preferred Series	Date of Issuance	Mandatory Tender	Mandatory Repurchase	Number of Shares	Liquidation Preference per Share	Total Face Amount	Dividend Rate
					(In thousands)		
Series A	06/29/99	06/30/09	06/30/49	45	$2,000	$ 90,000	6.625%
Series A-1	07/21/00	06/30/09	06/30/49	48	500	24,000	7.100%
Series A-2	10/09/01	06/30/09	06/30/49	62	500	31,000	6.300%
Series A-3	06/04/02	10/31/14	10/31/52	60	500	30,000	6.800%
Series B	07/21/00	11/30/10	11/30/50	110	500	55,000	7.600%
Series B-1	10/09/01	11/30/10	11/30/50	37	500	18,500	6.800%
Series B-2	06/04/02	10/31/14	10/31/52	50	500	25,000	7.200%
Total						$273,500	

We collectively refer to the Series A Cumulative Preferred Shares, Series A-1 Cumulative Preferred Shares, Series A-2 Cumulative Preferred Shares and Series A-3 Cumulative Preferred Shares as the "Series A Shares." We collectively refer to the Series B Subordinate Cumulative Preferred Shares, Series B-1 Subordinate Cumulative Preferred Shares and Series B-2 Subordinate Cumulative Preferred Shares as the "Series B Shares." We also collectively refer to the Series A Shares and the Series B Shares as the "Preferred Shares."

The Series A Shares all have identical terms except as to the distribution commencement date and other terms listed in the table above. Likewise, the Series B Shares all have identical terms, except as to the distribution commencement date and other terms listed in the table above. Equity Issuer may not redeem the Preferred Shares before their mandatory repurchase dates. The Preferred Shares are subject to mandatory tender for remarketing and purchase on such dates and each remarketing date thereafter at their respective liquidation amounts plus all distributions accrued but unpaid. Each holder of the Preferred Shares will be required to tender its shares on the dates listed above, unless Equity Issuer decides to remarket them. Holders of the Preferred Shares may elect to retain their shares upon remarketing, with a new distribution rate to be determined at that time by the remarketing agent. After the initial remarketing dates, Equity Issuer may repurchase some or all of the Preferred Shares, subject to certain conditions. The Preferred Shares are not convertible into our common shares.

The Preferred Shares have annual preferred dividends payable quarterly in arrears upon declaration by our Board of Trustees, but only to the extent of tax-exempt net income for the particular quarter. With respect to payment of distributions and amounts upon liquidation, dissolution or winding-up of our Company, the Series A Shares rank, senior to:

- all classes or series of Convertible CRA Shares (see Note 14);
- all shares in the Series B group; and
- our common shares.

With respect to payment of distributions and amounts upon liquidation, dissolution or winding-up of our Company, the Series B Shares rank senior to our Convertible CRA Shares and common shares.

Equity Issuer may not pay any distributions to the parent trust until it has either paid all Preferred Share distributions, or in the case of the next following distribution payment date, set aside funds sufficient for payment. Since issuance of the Preferred Shares, all quarterly distributions have been declared at each stated annualized dividend rate for each respective series and all distributions due have been paid.

Equity Issuer is subject to, among others, the following covenants with respect to the Preferred Shares:

Tax-Exempt Interest and Distribution

Equity Issuer may only acquire new investments that it reasonably believes will generate interest and distributions excludable from gross income for federal income tax purposes. As soon as commercially practicable, Equity Issuer will dispose of any investment if its interest becomes includable in gross income for federal income tax purposes, for any reason.

Leverage

Equity Issuer will not, and will not permit any of its subsidiaries to, directly or indirectly, incur any obligation unless:

- Equity Issuer is not in default under its trust agreement;
- Equity Issuer has paid or declared and set aside for payment all accrued and unpaid distributions on the Preferred Shares; and
- the leverage ratio on the portfolio is less than 0.6 to 1 after giving effect to the incurrence of the obligation.

Failure to pay distributions

If Equity Issuer has not paid, in full, six consecutive quarterly distributions on the Preferred Shares, it is required to reconstitute its board of trustees so that a majority of the board of trustees consists of trustees who are independent with respect to Equity Issuer, CharterMac and RCC.

Allocation of Taxable Interest Income and Market Discount

Equity Issuer will specially allocate taxable interest income and market discount that is taxable as ordinary income to us. Market discount, if any, may arise where Equity Issuer acquires a bond other than upon its original issuance for less than its stated redemption price at maturity and the difference is greater than a de minimis amount (generally 1/4 of 1% of a bond's stated redemption price at maturity multiplied by the number of complete years to maturity).

In accordance with SFAS No. 150, we reclassified the Preferred Shares as liabilities in our balance sheet in the third quarter of 2003 and included the subsequent dividends paid for those share as interest expense in our statement of income.

B. *Preferred Shares of a Subsidiary – Not Subject to Mandatory Repurchase*

In May 2004, Equity Issuer issued the following Cumulative Preferred Shares, which are not subject to mandatory repurchase:

Preferred Series	Date of Issuance	Number of Shares	Liquidation Preference per Share	Total Face Amount	Dividend Rate
			(In thousands)		
Series A-4-1	5/14/04	60	$500	$ 30,000	5.75%
Series A-4-2	5/14/04	58	500	29,000	6.00%
Series B-3-1	5/14/04	50	500	25,000	6.00%
Series B-3-2	5/14/04	40	500	20,000	6.30%
Total				$104,000	

Except for the absence of a mandatory repurchase feature (and for specific terms enumerated in the table above),

- the Series A-4-1and Series A-4-2 shares have the same characteristics as the Series A Shares described above; and
- the Series B-3-1 and Series B-3-2 shares have the same characteristics as the Series B shares described above.

In accordance with SFAS No. 150, as these shares are not subject to mandatory repurchase, we classified them as mezzanine equity and the associated dividends are classified outside of interest expense in the statement of income.

C. *Special Common Units of a Subsidiary*

In connection with our acquisition of RCC (see Note 3), our subsidiary issued membership interests in the form of 16.1 million special common units ("SCUs"). SCU holders are entitled to distributions at the same time as, and only if, we pay distributions on our common shares. SCU distributions are calculated as the amount of common share distributions divided by 0.72, to adjust for the taxable nature of the income comprising the SCU distributions. SCU distributions are payable only to the extent of the subsidiary's cash flow, supplemented by a loan of all but $5.0 million from the parent trust in the event of a shortfall. Any remaining shortfall will accrue interest at a market rate and will only be payable at the time the subsidiary has sufficient cash flow.

Each holder of SCUs has the right to:

- exchange all or a portion of their SCUs for cash; and
- receive cash for any accrued but unpaid distributions with respect to SCUs exchanged (not including accrued and unpaid distributions for the quarterly period in which the exchange occurs).

Instead of cash, we may, at our discretion, exchange the SCUs (and any accrued but unpaid distributions) for common shares on a one-for-one basis, subject to anti-dilution adjustments. We would issue the common shares at a price equal to the average closing market price of our common shares for the five consecutive trading days prior to the date when we receive notice of intent to convert.

Our subsidiary may not pay any distributions to the parent trust until it has paid all SCU distributions. Through December 31, 2004, all SCU distributions have been paid, with all funds generated by the issuing subsidiary.

As of December 31, 2004, there were 15.2 million SCUs outstanding and 16.1 million were outstanding at December 31, 2003.

NOTE 14 – SHAREHOLDERS' EQUITY

A. *Special Preferred Voting Shares*

In connection with our acquisition of RCC (see Note 3), each holder of SCUs (see Note 13) also acquired one special preferred voting share (at a par value of $.01 per share) for each SCU received. The special preferred voting shares have no economic interest, but entitle the holder to vote, on a one-for-one basis, on all matters subject to a vote of our common shareholders. We have the right to require that each special preferred voting share be redeemed at par and cancelled simultaneously upon the exchange of an SCU by its holder into cash or a common share. Other than the payment of $.01 per share upon redemption of the special preferred voting shares or the liquidation of our Company, the special preferred voting shares are not entitled to any distributions or other economic rights.

The selling principals of RCC entered into a voting agreement which governs the voting of all of their:

- special preferred voting shares,
- common shares issuable upon exchange of their SCUs, and
- any other common shares currently owned or which may be acquired by them in the future.

The voting agreement provides that the selling principals of RCC will:

- not vote more than 90% of the voting power represented by the special preferred voting shares (and any common shares to be issued in exchange for the SCUs) on any matter requiring a vote of our common shareholders until November 17, 2005;
- vote their common shares or special preferred voting shares in favor of the election of any independent trustee approved by our board of trustees or in the same proportion as the unaffiliated holders of our common shares vote in such election; and
- not exercise any right as shareholder of our Company to nominate any independent trustee.

With the exception of Stephen M. Ross (see Note 17), the voting agreement will terminate for each of the remaining selling principals at the time he or she is no longer an employee, officer, or trustee of our Company. The voting agreement with respect to Mr. Ross will remain in effect as long as he owns any of our special preferred voting shares or common shares.

B. *Convertible Community Reinvestment Act Preferred Shares*

Our Convertible Community Reinvestment Act Preferred Shares ("Convertible CRA Shares") enable financial institutions to receive certain regulatory benefits in connection with their investment. We have developed a proprietary method for specially allocating these regulatory benefits to specific financial institutions that invest in the Convertible CRA Shares. Other than the preferred allocation of regulatory benefits, the preferred investors receive the same economic benefits as our common shareholders including:

- receipt of the same dividends per share;
- pro rata allocation of earnings between the two classes of shares; and
- equal ranking with the common shares with respect to rights upon liquidation, dissolution or winding up of our Company.

The Convertible CRA Shares have no voting rights, except on matters relating to the terms of the Convertible CRA Shares or to amendments to our Trust Agreement which would adversely affect the Convertible CRA Shares.

For Convertible CRA shares issued prior to 2002, the investors have the option to convert their shares into common shares at a predetermined conversion price, calculated as the greater of:

- our book value per common share as set forth in our most recently issued annual or quarterly report filed with the SEC prior to the respective Convertible CRA Share issuance date; or
- 110% of the closing price of a common share on the respective Convertible CRA Share's pricing date.

For Convertible CRA Shares issued in 2002 and later, conversion into common shares is on a one-for-one basis.

Upon conversion, the investors would no longer be entitled to a special allocation of the regulatory benefit.

At December 31, we had the following Convertible CRA Shares outstanding:

(In thousands)	2004	2003
Convertible CRA Shares issued prior to 2002	998	1,352
Convertible CRA Shares issued 2002 and later	5,554	6,828
Total outstanding	6,552	8,180
Common shares issuable upon conversion	6,504	8,104

C. *Issuances and Conversions*

During 2002 we issued approximately 2.0 million Convertible CRA Shares and approximately 6.3 million common shares. Net proceeds were approximately $32.5 million for the Convertible CRA Shares and $92.9 million for the common shares.

During 2003, we issued approximately 5.8 million Convertible CRA Shares for net proceeds of approximately $103.1 million. Also in 2003, shareholders converted approximately 1.4 million Convertible CRA Shares into approximately the same number of common shares. The placement agents for the offerings were Meridian Investments, Inc.

In June 2004, we completed a common share offering, whereby we sold 5.75 million shares (including an over-allotment of 750,000 shares) to the public at a price of $19.27 per share. This offering resulted in net proceeds of approximately $105.5 million after deducting underwriting discounts and commissions. The underwriters for this offering were Wachovia Securities, UBS Securities LLC, RBC Capital Markets Corporation and Legg Mason Wood Walker.

Also in 2004, shareholders converted approximately 1.6 million Convertible CRA shares into approximately the same number of common shares and 933,000 SCUs (see Note 13) were converted into an equivalent number of common shares.

D. *Dividend Reinvestment Plan*

In May 2000, we implemented a dividend reinvestment and common share purchase plan. Under this plan, common shareholders may elect to have their distributions automatically reinvested in additional common shares at a price equal to the average of the high and low market price from the previous day's trading, and make cash payments for further investment. As of December 31, 2004, there was approximately 125,000 shares participating in the plan, which represents 321 investors.

E. *Repurchases*

The Board of Trustees has authorized the implementation of a common share repurchase plan, enabling us to repurchase, from time to time, up to 1.5 million common shares. This plan has no expiration date. The repurchases will be made in the open market and the timing is dependant on the availability of common shares and other market conditions. There were no acquisitions made under the plan during 2004 or 2003. We acquired 8,400 shares in 2002 for approximately $103,000.

In addition to the repurchase plan, we may repurchase shares from employees in connection with tax withholding requirements upon vesting of restricted share grants. During 2004 and 2003, we repurchased approximately 111,000 and 14,000 common shares for approximately $2.6 million and $275,000, respectively (including commissions and service charges). We account for repurchased common shares as treasury shares of beneficial interest.

F. *Accumulated Other Comprehensive Income*

Changes in accumulated other comprehensive income (loss) were as follows:

(In thousands)	Net Unrealized Gain (Loss) on Revenue Bonds	Net Unrealized Gain (Loss) on Derivatives	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2002	$ 262	$ (2,959)	$ (2,697)
Period change	95,126	(2,607)	92,519
Balance at December 31, 2002	95,388	(5,566)	89,822
Period change	(38,559)	2,607	(35,952)
Balance at December 31, 2003	56,829	(2,959)	53,870
Period change	(23,971)	(1,078)	(25,049)
Balance at December 31, 2004	$ 32,858	$ (4,037)	$ 28,821

NOTE 15 – SHARE BASED COMPENSATION

A. *The Plan*

As approved by shareholders in 1997 and amended and restated in 2003, we have an Amended and Restated Incentive Share Plan (the "Plan"), the purpose of which is to:

- attract and retain qualified persons as trustees and officers; and
- provide incentive and more closely align the financial interests of our employees, officers and trustees with the interests of our shareholders by providing them with substantial financial interest in our success.

The Compensation Committee of our board of trustees administers the Plan. Pursuant to the Plan, the maximum number of common shares that may be awarded is the lesser of:

(i) 10% of the number of shares outstanding as of December 31 preceding issuances of such awards; and
(ii) the limits prescribed by the American Stock

Exchange or any other national security exchange or national quotation system on which the shares may then be listed.

The Plan allows for the issuance of share options, restricted share grants, share appreciation rights, restricted and deferred shares, performance units and performance shares.

B. *Share Options*

All options granted have an exercise price equal to or greater than the market price of our common shares on the grant date. The maximum option term is ten years from the date of grant and options granted pursuant to the Plan may vest immediately upon issuance or over a period determined by our compensation committee.

We issued the following options pursuant to the Plan:

Year Issued	Options Issued	Exercise Price	Term	Vesting Period
2000	297,830	$11.5625	10 years	3 years
2002	40,000	17.5600	10 years	3 years

As part of a separate plan established in connection with the RCC acquisition (see Note 3), we issued 1.0 million options to our non-executive chairman at an exercise price of $17.78. These options have a 10 year term and vest over a five year period.

Prior to the RCC acquisition, all options were held by non-employees as we were externally managed. Accordingly, we recorded outstanding options at fair value at the end of each reporting period. Upon the RCC acquisition, all prior optionees became CharterMac employees. Accordingly, all outstanding options were adjusted to the fair value as November 17, 2003, and the expense we record in relation to these options is based upon that fair value.

We used the following assumptions in the Black-Scholes option pricing model to determine fair values:

	2003	2002
Risk free interest rate	3.80%	4.18%
Expected years until exercise	7.10	8.70
Expected stock volatility	20.00%	20.00%
Dividend yield	6.80%	6.70%
Options granted	1,000,000	40,000
Grant date	11/17/2003	9/18/2002

We recorded compensation cost of $597,000 in 2004, $264,000 in 2003, and $382,000 in 2002 relating to these option grants.

The following table summarizes share option activity in our share option plans as of the year ended December 31:

	2004		2003		2002	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,119,914	$ 17.3285	263,509	$ 12.4729	228,262	$ 11.5625
Granted	--	--	1,000,000	17.7800	40,000	17.5600
Forfeited	(22,167)	17.5600	--	--	--	--
Exercised	(22,434)	15.7285	(143,595)	11.5625	(4,753)	11.5625
Outstanding at end of year	1,075,313	$ 17.3571	1,119,914	$ 17.3285	263,509	$ 12.4729
Exercisable at end of year	275,313	$ 16.1282	93,247	$ 11.5625	124,231	$ 11.5625
Fair value of options granted during the year *(in thousands)*	$ --		$ 3,460		$ 34	

The following table summarizes information about share options outstanding and exercisable at December 31, 2004:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Number Exercisable
$11.5625	73,063	6.4	73,063
17.5600	2,250	8.7	2,250
17.7800	1,000,000	8.9	200,000
	1,075,313	8.7	275,313

As of December 31, 2004, there were 6,348,802 options or share grants available for issuance under the Plan.

C. *Restricted Share Grants and SCUs*

In conjunction with the RCC acquisition (see Note 3), we issued 778,420 restricted common shares in 2003 to various individuals who are either employees of RCC or of one of the selling principals, and we issued an additional 109,932 in 2004. Of the shares issued in 2003, 52,863 vested immediately and the remainder vest over periods ranging from three months to four years. In 2003, we recorded a contra-equity balance of approximately $14.0 million for the unvested shares and recorded compensation expense of $1.0 million for the shares which vested immediately. In 2004, we recorded approximately an additional $2.2 million contra-equity balance for the additional grants. The contra-equity balance is amortized over the vesting periods. Grantees are entitled to dividends on their shares during the vesting period. Any such payments are recorded as a charge to Beneficial Owner's Equity – other common shareholders. If any grantee forfeits an award, we reverse amounts previously amortized and credit compensation expense.

In conjunction with the RCC acquisition, our subsidiary issued 217,280 SCUs in 2003 to employees other than the selling principals. In 2004, an additional 93,120 SCUs were issued. These SCUs vest over periods ranging from three to four years. A contra-equity balance of approximately $3.8 million was recorded in 2003 for the unvested shares and is amortized over the vesting periods. An additional contra-equity balance of approximately $1.7 million was recorded in 2004.

Net of forfeiture amounts, we recorded approximately $11.0 million in salaries and benefits expense in 2004 and $2.8 million in 2003 for the restricted shares grants and SCUs. The contra-equity balance as of December 31, 2004 and 2003 amounted to $8.4 million and $16.1 million, respectively.

D. Trustee Grants

Through November 17, 2003, two of our independent trustees were entitled to receive annual compensation of $17,500 payable in a combination of cash and common shares. The third independent trustee was entitled to receive annual compensation of $30,000 payable in a combination of cash and common shares. In 2003 and 2002, we issued 1,728 and 1,830 common shares, respectively, to the independent trustees as compensation for services rendered for the prior year. The independent trustees also received an aggregate of 5,535 shares, worth $97,500 at the time of issuance, as payment for their work on the special committee analyzing the proposed acquisition of RCC. After the acquisition of RCC, the five new independent trustees each received $18,750 as compensation for their services rendered during the year ended December 31, 2003. In 2004, all eight of the independent trustees received annual compensation of $50,000 payable in a combination of cash and common shares.

NOTE 16 – EARNINGS PER SHARE, PROFIT AND LOSS ALLOCATIONS AND DISTRIBUTIONS

Prior to our acquisition of RCC, pursuant to our Trust Agreement and a management agreement, RCC was entitled to a special distribution equal to .375% per annum of our total invested assets (which equaled the face amount of the revenue bonds and other investments). After payment of the special distribution, distributions were made to the shareholders in accordance with their percentage interests (see also Note 17).

We allocated income first to RCC for the special distribution. After a special allocation of 0.1% to RCC, we then allocated remaining profits to shareholders in accordance with their percentage interests.

For periods subsequent to the RCC acquisition, we allocate the income of CCC (the subsidiary we created as RCC's direct parent) first to the holders of the SCUs for an amount based on a proportionate share of net income.

(In thousands, except per share amounts)	Income	Shares*	Per Share
2004:			
Net income allocable to shareholders (Basic EPS)	$65,363	54,786	$ 1.19
Effect of dilutive securities	--	361	
Diluted net income allocable to shareholders (Diluted EPS)	$65,363	55,147	$ 1.19
2003:			
Net income allocable to shareholders (Basic EPS)	$61,248	46,653	$ 1.31
Effect of dilutive securities	--	82	
Diluted net income allocable to shareholders (Diluted EPS)	$61,248	46,735	$ 1.31
2002:			
Net income allocable to shareholders (Basic EPS)	$55,905	42,697	$ 1.31
Effect of dilutive securities	--	71	
Diluted net income allocable to shareholders (Diluted EPS)	$55,905	42,768	$ 1.31

* Includes common and Convertible CRA Shares (see Note 14).

NOTE 17 – RELATED PARTIES

A. RCC and TRCLP

Prior to the RCC Acquisition

Prior to our acquisition of RCC (see Note 3), we had engaged a subsidiary of RCC to provide us with management services. Pursuant to the terms of the management agreement, RCC, as Manager, was entitled to receive the fees and other compensation set forth below:

Fees/Compensation*	Amount
Bond selection fee	2.000% of the face amount of each asset we invested in or acquired.
Special distributions/investment management fee	0.375% per annum of our total invested assets.
Loan servicing fee	0.250% per annum based on the outstanding face amount of revenue bonds and other investments we owned.
Operating expense reimbursement	For direct expenses incurred by the Manager up to a specified annual amount (subject to increases based on our assets and the Consumer Price Index).
Incentive share options	The Manager could receive options to acquire common shares if our distributions in any year exceeded $0.9517 per common share and if our Compensation Committee approved.
Liquidation fee	1.500% of the gross sales price of assets sold by us in a liquidation proceeding.

* RCC could also earn miscellaneous compensation which included construction fees, escrow interest, property management fees, leasing commissions and insurance brokerage fees. The payment of any such compensation was generally limited to the competitive rate for the services being performed. A bond placement fee of 1.0% to 1.5% of the face amount of each asset invested in or acquired by us was payable by the borrower, and not by CharterMac.

Affiliates of RCC provided certain financial guarantees to facilitate leveraging by CharterMac, for which we would pay market rate fees. In addition, affiliates of RCC provided financial guarantees to the owner (or partners of the owners) of the underlying properties securing our revenue bonds, for which we would pay market rate fees.

Subsequent to the RCC Acquisition

Subsequent to the RCC acquisition we revised the management agreement and the fees included in the agreement are eliminated in consolidation. The Related Companies, L.P., ("TRCLP"), an affiliate of a selling principal of RCC, continues to provide services under a shared services agreement. The services provided include computer support, office management, payroll, human resources and other office services. The majority of the services are charged to us at the direct cost incurred by TRCLP.

The selling principals of RCC included its four executive managing partners (Stuart J. Boesky, Alan P. Hirmes, Marc D. Schnitzer and Denise L. Kiley), all of whom are members of our management and board of trustees, and an affiliate of TRCLP, which is majority-controlled by Stephen M. Ross, who is also the non-executive Chairman of our board of trustees. As a result of the equity we issued in the RCC acquisition, TRCLP owns approximately 15.7% of CharterMac and our management and employees own approximately 7.3% at December 31, 2004. On February 25, 2005, we announced Ms. Kiley's intention to retire.

Amounts Paid and Incurred

The costs, expenses and the special distributions paid or payable to RCC, prior to the acquisition, its affiliates, and TRCLP for the years ended December 31, were as follows:

	Paid or Payable to TRCLP		Paid or Payable to RCC and Affiliates	
(In thousands)	Year Ended December 31, 2004	Nov 18 – Dec. 31 2003	Jan 1 – Nov. 17 2003	Year ended December 31, 2002
Bond selection fees	$ --	$ --	$ 8,905	$11,104
Special distribution/investment management fee	--	--	3,809	4,872
Bond servicing fees	--	--	5,764	3,792
Expense reimbursement	--	--	901	768
Shared service agreement	4,252	755	--	--
	$ 4,252	$ 755	$ 19,379	$20,536

B. *Fund Management Transactions*

Substantially all fund origination revenues in the Fund Management segment are received from investment funds we have originated and manage, many of which comprise the VIEs that we consolidate (see Note 2). While affiliates of our Company hold equity interests in the investment funds' general partner and/or managing member/advisor, we have no direct investments in these entities, and we do not guarantee their obligations. We have agreements with these entities to provide ongoing services on behalf of the general partners and/or managing members/advisors, and we receive all fee income to which these entities are entitled.

As of December 31, 2004, the obligors of certain revenue bonds were local partnerships for which the general partners of the controlling investment partnerships were non-equity managing partners controlled by RCC. As of December 31, 2002, the owner of the underlying property and obligor of the Highpointe revenue bond was an affiliate of ours who has not made an equity investment. This entity has assumed the day-to-day responsibilities and obligations of the property. Buyers are being sought who would make equity investments in the property and assume the non-recourse obligations for the revenue bond or otherwise buy the property and pay off all or most of the revenue bond obligation.

In connection with the refinancing of River Run, we entered into an agreement which allows the revenue bond to be put to us should the owner of the underlying property default on the bond. We, in turn, entered into agreements which allow us to put the bond to the general partners of the owner. This right is secured by collateral assignments of the general partners' partnership interests in the limited partnership which owns the underlying property.

Related Management Company ("RMC"), which is wholly owned by TRCLP, earned fees for performing property management services for various properties held in investment funds we manage and consolidate. The fees totaled $2.2 million in 2004, $2.9 million in 2003 and $2.5 million in 2002.

C. *Loan to American Mortgage Acceptance Corp ("AMAC")*

In June 2004, we entered into an unsecured revolving credit facility with AMAC, an affiliated real estate investment trust, to provide it up to $20.0 million, bearing interest at LIBOR plus 3.0%, which is to be used to purchase new investments. This facility has a term of one year with a one year optional extension. In the opinion of management, the terms of this facility are consistent with those of transactions with independent third parties. As of December 31, 2004, the advance totalled approximately $4.6 million (see also Note 21) at an interest rate of 5.42%.

NOTE 18 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share amounts)	2004 Quarter Ended			
	March 31	June 30	September 30	December 31
Total revenues	$ 46,313	$ 57,006	$ 60,078	$ 69,457
Income before income taxes	$ 4,029	$ 16,780	$ 10,079	$ 17,232
Net income	$ 6,418	$ 24,203	$ 14,911	$ 19,831
Net income per share				
Basic	$ 0.12	$ 0.47	$ 0.26	$ 0.34
Diluted	$ 0.12	$ 0.46	$ 0.26	$ 0.34
Weighted average shares outstanding				
Basic	51,591	52,017	57,708	57,728
Diluted	51,839	52,359	58,112	58,194

	2003 Quarter Ended			
	March 31	June 30	September 30	December 31
Total revenues	$ 31,954	$ 33,203	$ 35,841	$ 51,242
Income before income taxes	$ 15,931	$ 17,412	$ 15,226	$ 11,945
Net income	$ 17,907	$ 18,200	$ 15,915	$ 14,564
Net income per share				
Basic	$ 0.37	$ 0.37	$ 0.31	$ 0.27
Diluted	$ 0.37	$ 0.37	$ 0.31	$ 0.27
Weighted average shares outstanding				
Basic	45,013	45,090	46,331	50,121
Diluted	45,071	45,130	46,366	50,256

NOTE 19 – BUSINESS SEGMENTS

We operate in four business segments:

1. Portfolio Investing, which includes subsidiaries that invest in primarily tax-exempt first mortgage revenue bonds issued by various state or local governments, agencies or authorities and other investments designed to produce federally tax-exempt income. The revenue bonds are used to finance the new construction, substantial rehabilitation, acquisition, or refinancing of affordable multifamily housing throughout the United States.

2. Fund Management, which includes:

- Subsidiaries that sponsor real estate equity investment funds that primarily invest in Low-Income Housing Tax Credit ("LIHTC") properties. In exchange for sponsoring and managing these funds, we receive fee income for providing asset management, underwriting, origination and other services;
- A subsidiary which provides advisory services to AMAC, an affiliated, publicly traded real estate investment trust; and
- Subsidiaries that participate in credit enhancement transactions, including guaranteeing mortgage loans and specified returns to investors in LIHTC equity funds, in exchange for guarantee fees.

3. Mortgage Banking, which includes subsidiaries that originate and service primarily multifamily mortgage loans on behalf of third parties, primarily:

- Fannie Mae;
- Freddie Mac;
- the FHA; and
- Insurance companies and conduits.

In exchange for these origination and servicing activities, we receive origination and servicing fees.

4. VIEs, primarily the LIHTC equity funds we sponsor through the Fund Management segment's subsidiaries, for which we are required to consolidate in accordance with FIN 46(R) (See Note 2).

Segment results include all direct and contractual revenues and expenses of each segment and allocations of indirect expenses based on specific methodologies. These reportable segments are strategic business units that primarily generate revenue streams that are distinctly different and are generally managed separately. In prior years, results from credit enhancement services were included in Portfolio Investing. We have reclassified the results to Fund Management to better reflect the management of our businesses.

Additionally, in prior periods we had eliminated intercompany transactions from the results of the segment earning profits from such transactions. We have adjusted our presentation to reflect the full operations of each segment to better reflect the true operations of each business. We have reclassified prior years' segment results accordingly.

The following table provides more information regarding our segments:

(In thousands)	2004	2003	2002
REVENUES			
Portfolio Investing	$ 143,931	$ 116,493	$ 95,812
Fund Management (1)	97,864	19,020	2,619
Mortgage Banking	21,028	17,690	18,205
VIEs (2)	12,213	--	--
Elimination of intersegment transactions	(42,182)	(963)	(22)
Consolidated	$ 232,854	$ 152,240	$ 116,614
NET INCOME BEFORE ALLOCATIONS TO EQUITY HOLDERS			
Portfolio Investing	$ 82,499	$ 69,266	$ 72,986
Fund Management (1)	(599)	3,091	2,418
Mortgage Banking	2,166	(637)	4,475
VIEs (2)	--	--	--
Elimination of intersegment transactions	(3,636)	2,227	--
Consolidated	80,430	73,947	79,879
Income allocated to SCUs	(28,174)	(4,038)	--
Income allocated to preferred shareholders	(3,942)	(9,449)	(17,266)
Income allocated to minority interests	(194)	54	(496)
Income tax benefit (provision)	17,243	6,072	(1,284)
Consolidated Net Income	$ 65,363	$ 66,586	$ 60,833
DEPRECIATION AND AMORTIZATION			
Portfolio Investing	$ 3,357	$ 2,405	$ 1,131
Fund Management (1)	18,974	3,095	201
Mortgage Banking	8,076	6,426	7,760
VIEs (2)	--	--	--
Elimination of intersegment transactions	--	--	--
Consolidated	$ 30,407	$ 11,926	$ 9,092
IDENTIFIABLE ASSETS AT DECEMBER 31			
Portfolio Investing	$ 4,750,072	$4,198,985	$ 3,204,055
Fund Management (1)	826,117	808,982	1,830
Mortgage Banking	91,525	90,769	123,675
VIEs (2)	2,856,014	--	--
Elimination of intersegment balances	(2,766,367)	(2,517,567)	(1,476,692)
Consolidated	$ 5,757,361	$2,581,169	$ 1,852,868

(1) Prior to our acquisition of RCC in November 2003, this segment consisted only of our credit enhancement business.

(2) Consolidated beginning April 2004 pursuant to FIN 46(R). See Note 2.

NOTE 20 - COMMITMENTS AND CONTINGENCIES

Forward Transactions

At December 31, 2004, CMC had forward commitments of approximately $224.8 million for 28 mortgages to be funded in 2005 and later. As each lending commitment has an associated sale commitment, the fair values of each offset and, as a result, we record no asset or liability for the commitments. In addition, CMC had commitments to sell 18 mortgages totaling $101.3 million. Approximately $27.5 million of this amount was funded as of December 31, 2004 and are included in Other Investments as Mortgage Loans Receivable. The balance of approximately $73.8 million will be funded in the first quarter of 2005.

We have entered into eighteen transactions to purchase revenue bonds. The agreements require us, at the earlier of stabilization or conversion to permanent financing, to acquire Series A and Series B revenue bonds at predetermined prices and interest rates. We are obligated to purchase the revenue bonds only if construction is completed. We are obligated to buy the Series B revenue bonds only if, at the date the Series A bonds are stabilized, the property's cash flow is sufficient to provide debt service coverage of 1.15x for both the Series A and B bonds. During the construction period, a third party lender will advance funds to the developer, as needed, at a floating rate. These forward commitments create derivative instruments under SFAS No. 133, which have been designated as a cash flow hedge of the anticipated funding of the revenue bonds, and are recorded at fair value, with changes in fair value recorded in other accumulated comprehensive income until the revenue bonds are funded. The total potential amount we could possibly be required to fund is $176.3 million.

Mortgage Banking Loss Sharing Agreement

Under a master loss sharing agreement with Fannie Mae, we assume responsibility for a portion of any loss that may result from borrower defaults, based on Fannie Mae loss sharing formulas. At December 31, 2004, all of our loans sold to Fannie Mae consisted of Level I loans, meaning that we are responsible for the first 5% of the unpaid principal balance and a portion of any additional losses to a maximum of 20% of the original principal balance; Fannie Mae bears any remaining loss. Pursuant to this agreement, we are responsible for funding 100% of mortgagor delinquency (principal and interest) and servicing (taxes, insurance and foreclosure costs) advances until the amounts advanced exceed 5% of the unpaid principal balance at the date of default. Thereafter, we may request interim loss sharing adjustments which allow us to fund 25% of such advances until final settlement under the agreement.

Our maximum exposure at December 31, 2004, pursuant to this agreement, was approximately $362.0 million although this amount is not indicative of our actual expected losses. We maintain an allowance for loan losses for loans originated under the Fannie Mae DUS product line at a level that, in management's judgment, is adequate to provide for estimated losses. At December 31, 2004, that reserve was approximately $6.5 million, which we believe represents our maximum liability at that time. Unlike loans originated for Fannie Mae, we do not share the risk of loss for loans we originate for Freddie Mac or FHA.

CMC maintains, as of December 31, 2004, treasury notes of approximately $6.5 million and a money market account of approximately $89,000, which is included in cash and cash equivalents-restricted in the consolidated balance sheet, to satisfy the Fannie Mae collateral requirements of $6.2 million.

Mortgage Pool Credit Enhancement

In December 2001, we completed a credit enhancement transaction with Merrill Lynch Capital Services, Inc. ("MLCS"). Pursuant to the terms of the transaction, we assumed MLCS's $46.9 million first loss position on a $351.9 million pool of tax-exempt weekly variable rate multifamily mortgage loans. TRCLP has provided us with an indemnity covering 50% of any losses that we incur as part of this transaction. As the loans mature or prepay, the first loss exposure and the fees we receive are reduced. The latest maturity date on any loan in the portfolio occurs in 2009. The remainder of the real estate exposure after the $46.9 million first loss position has been assumed by Fannie Mae and Freddie Mac. In connection with the transaction, we have posted collateral, initially in an amount equal to 50% of the first loss amount, which may be reduced to 40% if certain post closing conditions are met. Our maximum exposure under the terms of this transaction is approximately $23.5 million. During 2003, two of the tax-exempt weekly variable rate multifamily mortgage loans were repaid in the amount of $8.9 million. These repayments reduced the first loss position to $38.0 million and the pool of multifamily mortgage loans to $288.6 million. This reduced our maximum exposure under the terms of the transaction to approximately $19.0 million.

We performed due diligence on each property in the pool, including an examination of loan-to-value and debt service coverage both on a current and "stressed" basis. We analyzed the portfolio on a "stressed" basis by increasing capitalization rates and assuming an increase in the low floater bond rate. As of December 31, 2004, the credit enhanced properties are performing according to their contractual obligations and we do not anticipate any losses to be incurred on its guaranty. Should our analysis of risk of loss change in the future, a provision for probable loss might be required pursuant to SFAS No. 5, Accounting for Contingencies.

Fees related to the credit enhancement transaction for the years ended December 31, 2004, were approximately $1.0 million, compared to $1.1 million in 2003 and $1.3 million in 2002.

Yield Guarantees

We have entered into several agreements with either Merrill Lynch or IXIS Financial Products, Inc. (each a "Primary Guarantor") to guarantee agreed-upon rates of return for pools of multifamily properties each owned by a local partnership which in turn, is majority-owned by affiliates of RCC. In return, we have or will receive guarantee fees, generally at the start of each guarantee period. There are seven agreements guaranteeing returns through the construction and lease-up phases of the properties and there are seven other agreements guaranteeing returns from the completion of the construction and lease-up phases through the operating phase of the properties.

Total potential exposure pursuant to these guarantees is approximately $460.0 million, assuming there is no return whatsoever by the funds. We have analyzed the expected operations of the underlying properties and believe there is no risk of loss at this time as we have never yet been called upon to make payments under the guarantees and foresee no change in that regard. Should our analysis of risk of loss change in the future, a provision for possible losses might be required pursuant to SFAS No. 5. The fair value of these guarantees, representing the deferral of the fee income over the guarantee periods, was $17.1 million as of December 31, 2004. This amount is included in accounts payable, accrued expenses and other liabilities on our consolidated balance sheet.

Some of the local partnerships have financed their properties with the proceeds of our revenue bonds. In these cases, the Primary Guarantor has required that those revenue bonds be deposited into a trust pursuant to which the revenue bonds were divided into senior and subordinated interests with approximately 50% of each revenue bond being subordinated. We have financed the senior trust interest as part of the Merrill Lynch P-FLOATs/RITES program (see Note 9). We use the subordinate trust interests as collateral in our other financing programs. In connection with these transactions, we have posted $160.2 million as collateral with the Primary Guarantor in the form of either cash or revenue bonds.

Other Guarantees

During December 2002, we entered into three transactions related to three properties, Coventry Place, Canyon Springs and Arbor Ridge. Pursuant to the terms of these deals, we will provide credit support to the construction lender for project completion and Fannie Mae conversion and acquire subordinated bonds to the extent the construction period bonds do not fully convert.

Up until the point of completion, we will guarantee the construction lender reimbursement of any draw on its construction letter of credit up to 40% of the stated amount of the letter of credit. Following completion, up until the project loan converts to permanent loan status, we will guarantee the full amount of the letter of credit. We closely monitor these properties, and believe there is currently no need to provide for any potential loss.

The developer has also issued several guarantees to the construction lender, each of which would be called upon before our guarantees, and each of which would be assigned to us should its guarantees be called.

Once the construction loans convert to permanent loans, we are obligated to acquire subordinated loans for the amount by which each construction loan exceeds the corresponding permanent loan, if any. The subordinated bonds will bear interest at 10%. Under FNMA guidelines, the size of the subordinated bonds will be limited to a 1.0x debt service coverage based on 75% of the cash flow after the senior debt.

Our maximum exposure, related to these three transactions, is 40% of the stated amount of the Letter of Credit of approximately $27.0 million.

Lease Obligations

The future minimum payments for operating leases as of December 31, 2004 are as follows:

(In thousands)	Year Ending December 31
2005	$ 3,914
2006	5,754
2007	5,774
2008	6,182
2009	5,929
Thereafter	43,665
Total	$71,218

Other Contingencies

We are subject to routine litigation and administrative proceedings arising in the ordinary course of business. Management does not believe that such matters will have a material adverse impact on our financial position, results of operations or cash flows.

NOTE 21 – SUBSEQUENT EVENTS

Revenue Bond Acquisitions

In March 2005, we exercised our option to terminate our fixed rate securitization trust, and paid down $100 million borrowed through this facility with proceeds from bonds securitized through the P-FLOATs program.

In January and February 2005, we acquired seven revenue bonds with a total aggregate face amount of approximately $86.5 million, secured by 1,678 multifamily units.

In the first quarter of 2005, we extended and converted the loan made to Capri in July 2004. Upon conversion, we held two participating loans, one of which allowed us to participate in the cash flows of, and in turn was convertible into a 100% ownership interest in, Capri Capital Finance ("CCF"). The other allows us to participate in the cash flows of, and is convertible into a 49% ownership interest in, Capri Capital Advisors ("CCA"), a pension fund advisory business. In the first quarter of 2005, we converted the CCF loan and acquired the business as an addition to our Mortgage Banking segment. Management currently expects to convert the CCA loan into an equity ownership prior to the end of the loan term, no later than August 2006.

Also in the first quarter of 2005, we purchased the 13% of CMC that we had not previously owned. The purchase price was $7.5 million, which we paid in cash.

During the first quarter of 2005, AMAC repaid to us the $4.6 million of advances outstanding at December 31, 2004.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees
and Shareholders of
CharterMac
New York, New York

We have audited the accompanying consolidated balance sheets of CharterMac and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedules listed in the Index at Item 15(a)2. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CharterMac and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of material weaknesses.

Deloitte & Touche LLP

New York, New York
March 31, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Trustees
and Shareholders of
CharterMac
New York, New York

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that CharterMac and Subsidiaries (the "Company") did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the material weaknesses identified in management's assessment based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of trustees, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following two material weaknesses in the Company's internal control over financial reporting have been identified and included in management's assessment: The first material weakness related to an inadequacy in management review of income taxes that lead to an error in the Company's calculation of their income tax benefit. Specifically, the Company did not properly record certain deferred tax assets resulting from temporary differences related to the recognition of stock based compensation expense. This error resulted in the overstatement of the Company's deferred tax liability, and the understatement of the Company's income tax benefit. The second material weakness relates to the Company's completion and review of their consolidation adjustments. Specifically, the Company did not properly consider and record certain entries related to the elimination of income and comprehensive income upon consolidation of the Related Capital Company subsidiary. These errors resulted in the understatement of the Company's deferred income liability, the understatement of limited partners' interests in consolidated VIEs, the overstatement of other comprehensive income and the overstatement of fund sponsorship fees.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2004, of the Company, and this report does not affect our report on such financial statements and financial statement schedules.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the balance sheet of the Company, and the related statements of income, shareholders' equity, cash flows, and the financial statement schedule included in the index at Item 15(a) 2, as of and for the year ended December 31, 2004, and our report dated March 31, 2005 expressed an unqualified opinion on those financial statements and the related financial statement schedules.

Deloitte & Touche LLP

New York, New York
March 31, 2005

Management's Report on the Effectiveness of Internal Control over Financial Reporting

The management of CharterMac is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and Board of Trustees regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

An internal control material weakness is a significant deficiency, or aggregation of deficiencies, that does not reduce to a relatively low level the risk that material misstatements in financial statements will be prevented or detected on a timely basis by employees in the normal course of their work. Management is not permitted to conclude that the company's internal control over financial reporting is effective if there are one or more material weaknesses in internal control over financial reporting.

As part of our compliance efforts relative to Section 404 of the Sarbanes-Oxley Act of 2002, CharterMac management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, and this assessment identified two material weaknesses in the Company's internal control over financial reporting. As described below, as of December 31, 2004, the Company did not maintain effective controls over:

- accounting for income taxes, including the determination of income taxes payable and deferred income tax assets and liabilities and the related income tax benefit; and
- the consolidation of its subsidiaries, including identifying revenues that should have been re-characterized upon the acquisition of a subsidiary in 2003 and the elimination of certain intercompany balances.

These control deficiencies result in more than a remote likelihood that a material misstatement of annual or interim financial statements would not be prevented or detected. Further, it resulted in the restatement of the company's interim financial statements for the first, second and third quarters of 2004. Accordingly, management determined that these control deficiencies constitute material weaknesses.

In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Due to the material weaknesses described in the preceding paragraph, we believe that, as of December 31, 2004, our internal control over financial reporting was not effective in accordance with those criteria.

Deloitte & Touche, LLP, our independent auditors, have issued an unqualified opinion on management's assessment and an adverse opinion on the effectiveness of the company's internal control over financial reporting as of December 31, 2004, which appears on page 52.

Management's Discussion of Material Weaknesses

The incidents described above arose in connection with the acquisition of Related Capital Company LLC in November 2003.

With regard to the calculations of tax amounts, the deferred tax amounts arising from share based compensation grants at the time of the acquisition were not properly calculated, resulting in an understatement of the Company's income tax benefit. During the first quarter of 2005, management has taken steps to remediate the errors in its tax accounting through increased use of third-party tax service providers for the more complex areas of the Company's tax accounting and increased formality and rigor of controls and procedures over accounting for income taxes.

The error identified with regard to revenues stemmed from the change in character of two revenue streams, both of which existed prior to the acquisition, but which changed in character upon the introduction of the two businesses (RCC and CharterMac) into a consolidated whole. While these revenue streams were accounted for correctly on a stand alone basis, the change in character in the consolidated financial statements was not properly identified until the end of 2004. Management has since strengthened due diligence procedures in reviewing acquisition candidates to ensure that similar recharacterizations are identified on a timely basis. In addition, the elimination of unrealized gains on revenue bond investments for which the obligors are partnerships consolidated pursuant to FASB Interpretation No. 46(R) was not properly executed, as the assets are carried at fair value and the liabilities are carried at their outstanding face amounts. Management has since strengthened its analytical procedures with regard to the preparation and review of all consolidation eliminations.

Stuart J. Boesky
Chief Executive Officer
March 31, 2005

Alan P. Hirmes
Chief Financial Officer
March 31, 2005

Forward-Looking Statements

This Annual Report contains forward-looking statements. These forward-looking statements are not historical facts, but rather our beliefs and expectations and are based on our current expectations, estimates, projections, beliefs and assumptions about our Company and industry. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Some of these risks include, among other things:

- adverse changes in the real estate markets including, among other things, competition with other companies;
- interest rate fluctuations;
- general economic and business conditions, which will, among other things, affect the availability and credit worthiness of prospective tenants, lease rents and the terms and availability of financing for properties financed by revenue bonds owned by us;
- risk of real estate development and acquisition;
- environment/safety requirements;
- changes in applicable laws and regulations;
- our tax treatment, the tax treatment of our subsidiaries and the tax treatment of our investments; and
- risk of default associated with the revenue bonds and other securities held by us or our subsidiaries.

We caution you not to place undue reliance on these forward-looking statements, which reflect our view only as of the date of this annual report.

Factors Affecting Comparability

RCC Acquisition

Our operating results for 2004 were impacted significantly by the November 2003 acquisition of RCC, an affiliated business that, until the date of acquisition, had acted as an external manager for our Company and our subsidiaries. As a result of the acquisition, we generate more taxable income and have assumed numerous expenses that had previously been covered by fees paid to RCC. Further, the issuance of a new class of subsidiary equity as part of the acquisition requires us to apportion certain earnings and identify them as due to the holders of that equity. Likewise, the acquisition affected the comparability of our 2003 results to those in 2002.

Through our acquisition of RCC, we now provide management services to real estate equity investment funds we sponsor (many of which we now consolidate – see Accounting Changes below) and AMAC, a publicly traded real estate investment trust that is also an affiliated entity. The funds we sponsor are the upper-tier investment funds that provide LIHTCs for investors.

Our acquisition of RCC has enabled us to accomplish many of our goals. First, we are now internally managed, which has eliminated any perceived conflicts of interest in the marketplace and broadens our access to capital. Internalizing management has also created a more effective cost structure for a company of our size. Second, the acquisition diversified our revenue streams, increasing our proportion of fee income, which is much less interest rate sensitive and much less capital intensive than our Portfolio Investing business.

Accounting Changes

The adoption of several accounting pronouncements has affected our financial statements. The adoption of SFAS No. 150 caused us to reclassify certain liability and expense categories while not increasing the actual amounts to be recorded. The adoption of FIN 46(R) led to a significant increase in the amount of assets and liabilities we record due to consolidation of numerous investment partnerships (see Note 2 to the consolidated financial statements). This consolidation also results in the recognition of the operating results of partnerships in which we have no equity interest, the elimination of transactions between our businesses and those partnerships and the allocation of their results to their investor partners.

Results of Operations

The following is a summary of our operations:

(In thousands)	2004	% of Revenues	2003	% of Revenues	2002	% of Revenues	% Change 2004 vs. 2003	% Change 2003 vs. 2002
Revenues	$232,854	100.0%	$152,240	100.0%	$116,614	100.0%	53.0%	30.6%
Income before income taxes	48,120	20.7	60,514	39.7	62,117	53.3	(20.5)	(2.6)
Net income	65,363	28.1	66,586	43.7	60,833	52.2	(1.8)	9.5

Our consolidated results over the three-year period illustrate the impact of our changing business from our 2001 structure, previously incorporating only recurring, non-taxable revenues with a cost structure based on external management, to one with a large proportion of fee-based transactional income and costs associated with internal management. This transition involved:

- our acquisition of the Mortgage Banking business at the end of 2001, adding taxable revenues and internal management costs to our consolidated cost structure;
- the inception of the credit enhancement portion of the Fund Management segment in 2002, adding more taxable business; and
- our acquisition of RCC in late 2003, adding the majority of our Fund Management revenues, and completely internalizing our management structure.

Full integration of these businesses in our unified operating platform, while we continued to add to our Portfolio Investing business, resulted in 2004 being our first full year incorporating all businesses.

Revenues

Our revenues for the three years ended December 31 were as follows:

(In thousands)	2004	2003	% Change 2004 vs. 2003	2002	% Change 2003 vs. 2002
Revenue bond interest income	$132,075	$113,655	16.2%	$ 92,882	22.4%
Fee income					
Mortgage banking	15,026	13,712	9.6	13,681	0.2
Fund sponsorship	42,790	12,642	238.5	--	N/A
Credit enhancement	10,085	4,924	104.8	2,619	88.0
Total fee income	67,901	31,278	117.1	16,300	91.9
Other income					
Capri loan interest	4,462	--	N/A	--	N/A
Other interest	4,967	2,606	90.6	6,555	(60.2)
Service fees	3,266	1,062	207.5	--	N/A
Other	7,970	3,639	119.0	877	314.9
Total other income	20,665	7,307	182.8	7,432	(1.7)
Revenues of consolidated VIEs	12,213	--	N/A	--	N/A
Total revenues	$232,854	$152,240	53.0%	$116,614	30.6%

The substantial growth in our annual revenues in both 2004 and 2003 resulted primarily from the rapid growth of our Fund Management segment, particularly from the acquisition of RCC in late 2003. RCC has contributed the entire amount of fund sponsorship fees and the majority of other income, all stemming from the sponsorship of tax credit equity funds, while our credit enhancement business has also grown markedly over the three-year period. During the same period, aggressive expansion of the Portfolio Investing and Mortgage Banking businesses has generated substantial revenue growth. Offsetting these gains in 2004 is the elimination of revenues earned by our subsidiaries in transactions with VIEs we have consolidated beginning April 1, 2004 (see Note 2 to the consolidated financial statements). The revenues eliminated totaled $31.6 million in our Fund Management and $0.7 million in our Portfolio Investing businesses. On a comparable basis, including RCC revenues for all of 2003 and 2002, and adjusting for the impact of consolidated VIEs, our total revenues increased approximately 14.0% in 2003 and 21.0% in 2004.

The Capri loan interest relates to a loan we provided to Capri Capital Limited Partnership ("Capri") in July 2004 (see Note 6 to the consolidated financial statements and Subsequent Event below). Service fee income represents income for services RCC provides to affiliates, which became a part of our operations with the acquisition of RCC in November 2003. The increase in other income is primarily due to exit fees received within the Mortgage Banking business.

For further discussion, see *Results by Segment* below.

Expenses

Our expenses for the three years ended December 31 were as follows:

(In thousands)	2004	2003	% Change 2004 vs. 2003	2002	% Change 2003 vs. 2002
Interest expense	$ 30,838	$ 23,919	28.9%	$ 19,004	25.9%
Interest expense – distribution to preferred shareholders of subsidiary	18,898	9,448	100.0	--	N/A
Salaries and benefits	55,763	17,540	217.9	9,937	76.5
General and administrative	45,063	23,403	92.6	14,569	60.6
Depreciation and amortization	30,407	11,926	155.0	9,092	31.2
Loss on impairment of assets	757	1,759	(57.0)	920	91.2
Subtotal	181,726	87,995	106.5	53,522	64.4
Interest expense of consolidated VIEs	21,395	--	N/A	--	N/A
Other expenses of consolidated VIEs	29,355	--	N/A	--	N/A
Subtotal	50,750	--	N/A	--	N/A
Total expenses	$232,476	$ 87,995	164.2%	$ 53,522	64.4%

The total amount of costs we recognize increased dramatically over the three-year period due to investment activity, the RCC acquisition in the fourth quarter of 2003 and the resulting recognition of expenses due to the new ownership structure, the amortization of intangible assets acquired with RCC, and costs we now recognize or classify differently as a result of accounting rules adopted in 2003 and 2004.

The increase in interest expense reflects the higher borrowing levels as we expand our various business lines. Significant borrowings during 2003 and 2004 included those related to:

- acquisitions and fundings of revenue bonds totaling approximately $432.9 million in 2003 and $325.0 million in 2004;
- our acquisition of RCC in 2003, for which we borrowed approximately $60.0 million to fund the cash portion of the total cost;
- short-term investments to acquire equity interests inherent in the fund sponsorship portion of our Fund Management business since the RCC acquisition in the fourth quarter of 2003; and
- a loan to Capri in the third quarter of 2004 as the first step in our full acquisition of its mortgage banking business and partial ownership of its fund advisory business.

In addition to higher borrowings, 2004 interest expense reflects an increase in the average borrowing rate to 2.7% as compared to 2.4% in 2003 and 2.5% in 2002. The increase in the average borrowing rate resulted from gradual increases in the overall interest environment during the year, following sharp declines in prior years. Interest expense in all years presented include amounts paid pursuant to a swap agreement with a notional amount of $50.0 million as part of our risk management strategy. Additionally, we have entered into six swap transactions with an aggregate notional amount of $450.0 million, all of which provide protection beginning in 2005. These swaps have a weighted average term of four years.

The amount reported as "interest expense – distributions to preferred shareholders of subsidiary" represents dividends on our preferred shares subject to mandatory repurchase, which we reported as an allocation of income outside of operating earnings until the adoption of new accounting rules in July 2003. See further discussion in Other Items below.

Salaries and benefits in 2004 and 2003 include amortization of share grants issued as part of the RCC acquisition transaction. The amortization of these grants, amounting to $11.0 million in 2004 and $2.8 million in 2003, will decrease in 2005 to $5.0 million due to a majority of the remaining shares vesting within the year. The underlying increase in salary costs is directly attributable to the internalization of management in the fourth quarter of 2003 and subsequent hiring as our businesses have expanded. Prior to the RCC acquisition, all salary costs recognized were generated by the Mortgage

Banking business.

The increase in General and Administrative expenses is predominantly due to our acquisition of RCC and the associated recognition of expenses associated with management of the company and origination of tax-credit equity funds. These expenses include approximately $4.3 million in organization and offering ("O&O") costs in 2003 and approximately $16.0 million in 2004.

We did not record the expenses of consolidated VIEs prior to April 1, 2004. The interest and other expenses do not represent any cash or non-cash charges to be currently absorbed by us as they are absorbed entirely by the investor partners of the VIEs.

(In thousands)	2004	2003	% Change 2004 vs. 2003	2002	% Change 2003 vs. 2002
Gain on repayment of revenue bonds	$ 217	$ 1,951	(88.9)%	$ 3,885	(49.8)%
Gain on sale of loans	6,995	5,532	26.4	10,683	(48.2)
Equity in earnings of investments	1,938	2,219	(12.7)	2,219	0.0
Income allocated to preferred shareholders of subsidiary	3,942	9,449	(58.3)	17,266	(45.3)
Income allocated to Special Common Units of subsidiary	28,174	4,038	597.7	--	N/A
Income (loss) allocated to minority interests	194	(54)	459.3	496	(110.9)
Income tax benefit (provision)	17,243	6,072	184.0	(1,284)	572.9

The year-to-year variations in gains on sales of loans are attributable to the fluctuations in the volume of mortgage originations. Similarly, the variance in gain on sale of revenue bonds relates to the level of repayments in the Portfolio Investing segment. See Results by Segment below.

Equity in earnings of investments is principally comprised of dividends from our investment in ARCap Investors, LLC. In 2004, this amount also includes losses from tax advantaged investment vehicles similar to those we sponsor.

The total income allocated to preferred shareholders for 2004 and 2003, including the portion classified as interest expense, increased as compared to 2002 due to additional preferred offerings consummated in June 2002 and April 2004.

The income allocation to SCUs represents the portion of our consolidated earnings attributed to holders of the new class of equity issued at the time of the RCC acquisition in the fourth quarter of 2003, as if those shares were all converted to common equity.

Income Taxes

A large majority of our pre-tax income is derived from our Portfolio Investing businesses, which are structured as partnership entities; as such, income from those investments is not subject to taxes. Conversely, our businesses that generate taxable income are corporations operating with financial losses due to their absorption of most company costs and expenses as well as tax-deductible distributions on their subsidiary equity.

We provide for income taxes for these corporate subsidiaries in accordance with SFAS No. 109, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The tax benefit disclosed relates to the financial losses of those businesses. As the proportion of our pre-tax income contributed by the businesses generating taxable income and losses changes, the resulting tax benefit or provision may appear incongruous with our consolidated income before income taxes.

The effective tax rate on a consolidated basis was (35.8)% in 2004, (10.0)% in 2003 and 2.1% in 2002. The effective rate for our corporate subsidiaries that were subject to taxes was 54.4% in 2004, 101.7% in 2003 and 156.4% in 2002. The substantially higher rates for the corporate subsidiaries in 2003 and 2002 as compared to 2004 resulted from factors that pertain to our transition from an externally managed entity with little taxable income to one with significant taxable income streams, deferred tax adjustments attributable to the timing of revenue receipts and deductible costs. Many of these factors disproportionately affected the effective rate in 2002 and 2003 because of a comparatively low level of taxable income on which the ratio was calculated.

Results by Segment

Portfolio Investing

The table below shows selected information regarding our portfolio investing activities:

(In thousands)	2004	2003	2002
Revenue bond acquisitions and fundings	$ 325,037	$ 432,915	$ 457,060
Weighted average permanent interest rate of bonds acquired	6.26%	6.59%	6.98%
Revenue bonds repaid	$ 26,294	$ 83,274	$ 108,242
Average portfolio balance	$2,107,486	$1,609,000	$1,267,000
Weighted average yield of portfolio	6.27%	7.06%	7.32%
Revenue bond interest income(1)	$ 132,815	$ 113,655	$ 92,882
Other revenues (1)	11,116	2,838	2,930
	$ 143,931	$ 116,493	$ 95,812
Interest expense and securitizations fees (1)	$ 29,254	$ 25,691	$ 18,196
Loss on impairment of assets	$ 757	$ 1,759	$ 920
Gain on repayments of revenue bonds	$ 217	$ 1,951	$ 3,885

(1) Prior to intercompany eliminations.

We continued to expand our revenue bond portfolio in 2003 and 2004, although the rate of investment slowed due to challenging market conditions in 2004 whereby some potential investments did not meet our underwriting standards. While we saw deferments by Texas developers that shifted a substantial level of acquisitions until just after the end of the year, in 2004 we expanded our presence in California, the nation's largest bond market, and originated investments in new markets in Arizona, Massachusetts, Kentucky and New York.

While the decline in interest rates has gradually lowered the average yield of our portfolio, from a profit perspective, the low interest rate environment has been favorable for us in 2003 and 2004 as compared to 2002. The BMA rate, the short-term tax-exempt index, continues to be at historic lows, having averaged only 1.03% in 2003 and 1.22% in 2004. Our weighted average cost of debt associated with these investments was approximately 2.52% at December 31, 2004, and approximately 2.50% at December 31, 2003, taking into effect our current hedging. We continue to recognize healthy spreads between our cost of borrowing and the interest rates on our revenue bonds. The interest rates on our tax-exempt first mortgage bonds for 2004 had a weighted average permanent coupon rate of 6.5% and our entire tax-exempt first mortgage bond portfolio had a weighted average coupon rate of 6.7% at December 31, 2004.

Other income in this segment is predominantly interest income on investments other than revenue bonds and intercompany royalty fees eliminated in consolidation. The increase in 2004 over the prior years is due largely to Capri loan interest (see Note 6 to the consolidated financial statements).

(In thousands)	2004	2003	2002
Equity raised	$1,143,379	$266,237	$ --
Equity invested by investment funds	$ 972,477	$ 183,776	$ --
Fund sponsorship fees (1)	$ 75,895	$ 12,702	$ --
Credit enhancement fees	10,085	4,924	2,619
Other revenues (1)	11,884	1,394	--
Total	$ 97,864	$ 19,020	$ 2,619

(1) Prior to intercompany eliminations.

Our fund management activities generate origination and acquisition fees associated with sponsoring tax-credit equity investment funds and for assisting the funds in acquiring assets, which we recognize when the equity is invested by the investment fund. We also receive asset management fees for the services we perform for the funds once they are operating, which we recognize over the service periods.

The increase in fund sponsorship fees represents our full year of owning RCC in 2004, while 2003 includes only the period following the November acquisition. On a pro forma basis, comparing the 2004 period to the full 2003 period, as if we had owned RCC as of January 1, 2003 ("the 2003 Pro Forma Period"), fund sponsorship revenues increased approximately 26%.

RCC had a record year in 2004, with originations exceeding $1.1 billion, representing an increase of 28% over the 2003 Pro Forma Period. The increase in business reflects a strong appetite among corporate investors for the type of funds we sponsor, as well as the growth of our product offerings, including the introduction of funds specifically designed for investors seeking state tax credits.

We earn partnership management and O&O fees based upon the level of equity we raise for tax-credit equity funds. Fees earned for partnership management and O&O services increased approximately 40% to $11.0 million over the 2003 Pro Forma Period. This increase exceeded the rise in equity raised due to higher average allowance rates realized as a result of the higher proportion of proprietary (single-investor) and guaranteed funds in the total mix of fund equity raised in 2004 as compared to 2003.

During 2004, the $972.5 million of equity invested by investment funds represented an increase of 12% over the 2003 Pro Forma Period. We earn property acquisition fees and acquisition allowance fees based upon the level of fund equity invested. Fees earned for property acquisition and equity origination services associated with tax credit equity fund sponsorship increased to approximately $42.0 million in 2004, representing an approximate 25% increase compared to the 2003 Pro Forma Period results. While these fees are earned based on investment activity, the increase exceeded the 12% increase in investments due to a higher rate of fees realized as a result of the fund composition, as noted above.

Also during 2004, RCC acted as advisor for $547.6 million of investment originations by CharterMac entities and others, compared to $649.2 million of such originations for the 2003 Pro Forma Period. We recognize acquisition fees in this segment for such services, which declined approximately 25% compared 2003 Pro Forma Period due to the lower level of investment activity overall. Additionally, the average acquisition fees recognized were lower because of a higher proportion of investment originations for entities outside of CharterMac in 2004 as compared to 2003 due to the lower acquisition fee rate RCC receives for those acquisitions.

Partnership and asset management fees increased to $18.6 million in 2004, representing an increase of approximately 30% over the 2003 Pro Forma Period, attributable to the higher level of assets under management.

The increase in credit enhancement fees relates to

acceleration of the credit enhancement business. In 2004, we completed four transactions to guarantee tax benefits to investors, and continued to earn fees from three transactions completed in 2003 and 2002. These fees are recognized over an average of 20 years; accordingly we expect to recognize increased revenues going forward as we expand this business.

The increase in other revenues reflects the impact of the RCC acquisition, whereby we recorded revenues for miscellaneous service that RCC provides to funds it manages. On a comparable basis, these revenues increased approximately 30.0% in 2004 over the 2003 Pro Forma Period.

Mortgage Banking

The table below shows selected information regarding our Mortgage Banking activities:

	For the Year Ended December 31,		
(In thousands)	2004	2003	2002
Originations	$1,011,910	$ 604,788	$ 698,893
Total loans serviced	$4,103,183	$4,114,293	$3,237,197
Mortgage servicing rights	$ 32,366	$ 33,350	$ 35,595
Mortgage origination fees	$ 5,455	$ 4,683	$ 5,710
Mortgage servicing fees	9,571	9,029	7,971
Other revenues	6,002	3,978	4,524
	$ 21,028	$ 17,690	$ 18,205

Originations in 2004 increased 67.3% over the 2003 level, marking an all-time high volume for CMC. The increased volume in 2004 was driven by a determined focus on expanding the Freddie Mac platform, including approximately $99.3 million of affordable housing transactions and significant levels of portfolio originations. In addition, we diversified our funding with a higher proportion of conduit lending and other funding avenues outside the traditional Fannie Mae and Freddie Mac funding sources. Also, the expansion of product offerings, including early rate lock products, and the growth of our origination team helped to push this business to the record levels. The decline in originations in 2003 of 13.5% resulted from heightened competition and a resultant decline in market share. Such competition caused a larger decline in origination fees as average fees were reduced in response to the market conditions.

The 17% increase in origination fees was lower than the increase in originations because certain of the portfolio originations in 2004 were opportunistically priced at lower than standard fee rates. Originations for the three-years ended December 31 are broken down as follows:

	2004	% of total	2003	% of total	2002	% of total
Fannie Mae	$387,477	38.3%	$334,189	55.3%	$447,459	64.0%
Freddie Mac	350,091	34.6	109,849	18.2	144,895	20.8
FHA	27,714	2.8	--	--	7,300	1.0
Assumptions	47,050	4.6	50,289	8.3	52,995	7.6
Conduit - Bank	199,578	19.7	104,711	17.3	33,857	4.8
Other	--	--	5,750	0.9	12,387	1.8
Total	$1,011,910	100.0%	$604,788	100.0%	$698,893	100.0%

Despite the high volume of originations in 2004, our servicing portfolio declined slightly during the year due to an unusually high volume of loans paid off during the year and a high percentage of originations for loans without associated servicing. While loan originations declined in 2003 compared to 2002, nearly three-quarters of the loans closed in 2003 were new loans rather than portfolio refinancings, which added valuable new servicing to the portfolio. More than 50% of the 2004 originations were additive to the portfolio. The growth in the portfolio in 2003 also reflects a sub-servicing agreement with CreditRe which added $630 million of serviced loans to our business.

Despite the decline in the year-end servicing portfolio level, the 6.0% servicing fees increase in 2004 was due to a higher average portfolio during 2004 when compared to 2003. The higher average resulted from the sub-servicing agreement noted above, which began in April 2003, while the loans were included for all of 2004. Additionally, more than half of the loan payoffs during 2004 occurred in the second half of the year. The 13.3% fee increase in 2003 resulted from the 27.1% growth in the portfolio, although the lower percentage increase in fees than in the portfolio balance was due to the mid-year addition of the sub-serviced portfolio discussed above.

With the addition of Capri Capital Funding ("CCF") in 2005 (see *Subsequent Events*, below), we expect significant growth in revenues in this segment, with the addition of a servicing portfolio of approximately $5.3 billion and access to numerous new origination regions upon acquiring licenses owned by CCF.

VIEs

The results of VIEs reflected in our financial statements are those of entities we are considered to control according to the definitions of FIN 46(R), but in which we have no equity interest. Our Fund Management segment earns fees from the entities, however, and our Portfolio Investing business earns interest on several revenue bonds for which VIEs are the obligors. The VIEs are primarily tax-credit equity investment funds we sponsor and manage.

The results we reported in 2004 reflect nine months of operations for the VIEs we consolidated upon our initial adoption of FIN 46(R) effective March 31, 2004, as well as any new funds closed after that date for the full periods they were in operation.

As third party investors hold all the equity partnership interests in these entities, we allocate all results of operations to those partners. As a result, these VIEs have no impact on our net income.

Inflation

Inflation did not have a material effect on our results for the periods presented.

Liquidity and Capital Resources

We fund our ongoing business (including investments) primarily with cash provided by operations, securitization of investments and revolving or warehouse credit facilities. Our primary sources of capital to meet long-term liquidity needs (including acquisitions) are debt and various types of equity offerings, including equity of our subsidiaries. We believe that our financing capacity and cash flow from current operations are adequate to meet our current and projected liquidity requirements. Nonetheless, as business needs warrant, we may issue other types of debt or equity in the future.

Debt and Securitizations

We have entered into the following bridge loans and revolving warehouse facilities:

- $100.0 million, used for mortgage banking needs, which is renewable annually;
- $75.0 million, used to fund investments in revenue bonds on a short term basis, which matures March 31, 2005, with a built in accordion feature allowing up to a $25.0 million increase and a one year extension at our option;
- $90.0 million, used to acquire equity interests in property ownership entities prior to the inclusion of these equity interests into investments funds, which matures on October 28, 2005, with a one-year extension at our option;
- $85.0 million, used to provide the interim loan to Capri, which matures in July 2005; and
- $40.0 million, established in connection with the CMC acquisition, which expires December 31, 2006.

We also use floating rate securitization programs to leverage our portfolio of revenue bonds to generate capital for the acquisition of additional revenue bonds. In each of our securitization programs, we contribute revenue bonds into trusts, which are generally credit enhanced by investment grade rated third party entities and then floating rate certificates are sold out of the trust. We retain a residual interest in each of the trusts. We use two primary securitization programs: MBIA securitizations and the P-FLOATs/RITES program.

- Under our MBIA securitizations, pools of bonds are contributed into trusts, which are credit enhanced by MBIA, a large financial insurer, and then "low-floater" certificates are sold. The low-floater certificates have an interest rate that is reset weekly ("floating rate") or an interest rate that is reset periodically based on a Dutch auction process ("auction rate securitizations"). MBIA has agreed to provide us with up to $650.0 million in credit enhancement through 2011. Using the MBIA credit enhancement we can complete up to $425.0 million of floating rate securitizations and $225.0 million of auction rate securitization. At December 31, 2004, we had $405.5 million of floating rate securitization and $100.0 million of auction rate securitizations outstanding.
- In the P-FLOATs/RITES program, Merrill Lynch deposits individual revenue bonds into a special purpose trust and provides a credit enhancement guarantee enabling the trust to sell a weekly reset floating rate security. We are required to post additional bonds with Merrill Lynch as collateral for the credit enhancement provided. At December 31, 2004, we had approximately $198.9 million of outstanding revenue bonds and approximately $264.0 million of A Certificates of various trusts under the P-FLOATs program.

During 2003, we completed a new fixed rate securitization, whereby we sold $100.0 million of two-year certificates with a fixed rate of 3.25% collateralized by $196.8 million bonds and requiring no credit enhancement.

Our continued ability to raise capital through the use of securitization programs is dependent on:

- the availability of bonds to be used in securitizations or as excess collateral;
- the depth of the market of buyers for tax-exempt floating rate investments; and
- our ability to maintain and expand our relationships with credit enhancers and liquidity providers.

We continue to actively manage our balance sheet and our relationships to mitigate the impact of the factors listed above and to continue to diversify our sources of capital.

Our debt financing facilities are more fully described in Notes 9 and 10 to our consolidated financial statements.

While the Mortgage Banking warehouse facility, the Fund Management warehouse facility, the Equity Issuer revolving line and the line of credit associated with the Capri loan all mature in 2005, we expect to renew, replace or refinance all of them. Additionally, the fixed rate securitization program matures in 2005 and we intend to remarket it through the P-FLOATs/RITES program.

As of December 31, 2004, we had approximately $260.3 million available to borrow under these debt and securitization facilities without exceeding limits imposed by debt covenants and our trust agreement.

Equity

Other than our common shares, we have several classes of equity outstanding, with varying claims upon our income and cash flows:

- Convertible Community Reinvestment Act Preferred Shares ("Convertible CRA Shares");
- Preferred shares of Equity Issuer (some of which are subject to mandatory repurchase); and
- Special Common Units ("SCUs") of our subsidiary, CharterMac Capital Company LLC ("CCC").

The Convertible CRA Shares are economically equivalent to our common shares, receiving the same dividend. Unlike the common shares, however, these shares are not publicly traded and do not have voting rights but entitle the holders to "credit" under the US government's Community Reinvestment Act. These shares are convertible into common shares at the holders' option. We first issued Convertible CRA Shares during 2000 and the program has since become increasingly popular with a broad range of banks that invest in our shares to both make an investment in us and to make qualifying Community Reinvestment Act investments. At December 31, 2004, 34 banks had invested in our Convertible CRA Shares and we believe they remain a viable method to raise capital.

The preferred shares of Equity Issuer entitle their holders to a claim on the income and cash flows of a portion of our Portfolio Investing business. They have no voting rights with respect to CharterMac and are not convertible into CharterMac common shares.

The SCUs entitle their holders to a claim on the income and cash flows of our subsidiaries through which we operate our fund sponsorship business. The SCUs have no direct voting rights with respect to CharterMac, but all of the holders also have special preferred voting shares of CharterMac, which have voting rights equivalent to our common shares. The SCUs are convertible into common shares and are entitled to tax-adjusted dividends based on the common dividend rate.

In October 2004, we filed a shelf registration with the SEC providing for the issuance of up to $400.0 million in common shares, preferred shares and debt securities. The shelf registration was declared effective on March 1, 2005. We have no current plans to draw upon this shelf registration but may as opportunities or business requirements dictate.

Further information about our equity instruments is included in Note 13 and 14 to our consolidated financial statements.

Summary of Capital Raising Activity and Cash Flows

The following table summarizes, on a gross basis, our and our subsidiaries' capital raising activities.

	Amount of Capital Raised *(In thousands)*:		
Capital Source	2004	2003	2002
Equity:			
Preferred shares of Equity Issuer	$104,000	$ --	$ 55,000
Convertible CRA shares	--	107,500	34,000
Common	110,803	--	92,835
Total	$ 214,803	$ 107,500	$ 181,835
Securitizations:			
MBIA			
Floater Certificates	$ 22,000	$ (73,000) (1)	$106,500
Auction Certificates	--	100,000	--
P- FLOATs/RITES	146,420	101,348	23,272
Fixed Rate	--	100,000	--
Total	$ 168,420	$ 228,348	$ 129,772
Other Debt:			
CMC Acquisition Facility	$ (3,408) (2)	$ (2,044) (2)	$ --
Fund Management Warehouse Line	15,399	24,532	--
Mortgage Banking Warehouse Line	5,610	(19,424) (2)	11,969
Bank of America Line of Credit	(21,730) (2)	21,730	--
RCC Acquisition Loan	(60,000) (2)	60,000	--
Capri Bank of America Loan	85,000	--	--
Other	233	--	--
Total	$ 21,104	$ 84,794	$ 11,969
Total of all capital activity	$ 404,327	$ 420,642	$ 323,576

(1) Negative amount is due to the restructuring of the MBIA program.

(2) Negative amount reflects net principal paid.

Summary of Cash Flows

2004 vs. 2003

The net increase in cash and cash equivalents during 2004 was lower than the increase in 2003, primarily due to increased investing outflows, although those investing activities were funded from a higher proportion of operating cash flows as compared to financing cash flows than in 2003.

Operating cash flows were higher in the 2004 period by a margin of $29.8 million. This increase resulted from a higher level of earnings exclusive of non-cash expenses, which increased substantially following our acquisition of RCC late in 2003. Additionally, the timing of receipts and payments in operating asset and liability accounts contributed to this increase.

Investing outflows increased by $33.0 million in 2004 as compared to 2003. A lower level of revenue bond acquisition and funding activity was partially offset by our loan to Capri. In addition, in 2003 we received a much higher level of revenue bond repayments as compared to the current year. The level of repayments in 2003 stemmed from the expiration of lockout periods for older revenue bonds, with no comparable occurrence in 2004.

Financing inflows in the 2004 period were lower than in 2003 by $28.3 million. The primary reason for the higher inflows in 2003 was the level of securitization borrowings to finance the investment level in that year. A higher amount of proceeds from equity offerings in the current year were partially offset by the resulting increase in distributions to shareholders. In addition, 2004 also included payments to SCU holders, with none in 2003 as the SCUs were issued in November of that year.

2003 vs. 2002

The $136.2 million net increase in cash and cash equivalents in 2003 as compared to 2002 resulted from increased operating and financing cash flows as well as decreased investing outflows.

Operating cash flows increased by $4.2 million in 2003 as compared to the 2002 level. The increase was attributable in large part to the addition of business lines from the RCC acquisition and the resultant cash inflows that RCC generated at the end of the year. These cash flows, which resulted in a significant increase in the level of deferred income balances, offset the incremental costs now included in operating cash flows upon the internalization of management associated with this acquisition, as well as higher deferred tax liabilities.

Investing outflows in 2003 decreased by $68.9 million as compared to 2002. Despite the cash paid as part of the RCC acquisition, funds flow benefited from sharply lower restricted cash requirements as we replaced cash collateralizing our securitization programs with revenue bond investments. Additionally, a sharp reduction in mortgage loan receivables in 2003 benefited the cash flows in this category. This reduction stemmed from a very high level of originations late in 2002, which were not settled and sold until early 2003. Late 2003 originations, on the other hand, were much lower than in 2002, leading to the net decrease in the mortgage loans receivable asset.

Financing inflows in 2003 were $63.2 million higher than in 2002. This was primarily a result of restructuring and expanding our securitization capabilities and taking advantage of these facilities to monetize our revenue bond investment portfolio to expand our business, as well as borrowings to finance the RCC acquisition. In comparison, during 2002 we relied more on equity capital to finance our growth.

Liquidity Requirements after December 31, 2004

During January 2005, distributions of approximately $6.3 million (at various per share amounts) were paid to holders of preferred shares. During February 2005, distributions of approximately $23.7 million ($0.41 per share) were paid to holders of common and Convertible CRA shares and $8.6 million were paid to SCU holders. These distributions were declared in December 2004.

In the first quarter of 2005, we paid approximately $7.5 million to purchase the portion of CMC that we did not own at December 31, 2004 and approximately $6.0 million will be paid as part of the Capri loan conversion and acquisition transactions (See *Subsequent Events* below).

Management is not aware of any trends or events, commitments or uncertainties, which have not otherwise been disclosed that will or are likely to impact liquidity in a material way (see also Contingent Liabilities below).

Subsequent Events

In the first quarter of 2005, we converted the loan made to Capri in July 2004. Upon conversion, we held two participating loans, one of which allowed us to participate in the cash flows of, and in turn was convertible into a 100% ownership interest in, CCF. The other allows us to participate in the cash flows of, and is convertible into a 49% ownership interest in, Capri Capital Advisors ("CCA"), a pension fund advisory business. In the first quarter of 2005, we converted the CCF loan and acquired the business as an addition to our Mortgage Banking segment. Management currently expects to convert the CCA loan into an equity ownership prior to the end of the loan term in August 2006.

CharterMac and Capri anticipate that this strategic alliance will benefit us by:

- diversifying our revenue sources to include additional fee businesses that are less susceptible to changes in the interest rate environment;
- expanding our business lines into pension fund advisory and providing CCA access to our real estate platform and our balance sheet;
- increasing our market share and generating economies of scale through the combined mortgage banking platforms of CCF and CMC; and
- cultivating the complementary product offerings of CCF and CMC, thereby establishing a broader array of products for the clients of both firms.

Also in the first quarter of 2005, we purchased the 13% of CMC that we had not previously owned, and AMAC repaid advances we had made to it in 2004.

Contractual Obligations

The following table provides our commitments as of December 31, 2004 to make future payments under our debt agreements and other contractual obligations:

		Payments due by period			
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable [1]	$ 174,454	$ 155,371	$ 5,452	$ 13,631	$ --
Notes payable of consolidated VIEs [2]	461,557	153,572	166,706	83,551	57,728
Operating lease obligations	71,218	3,914	12,928	11,772	42,604
Unfunded loan commitments	201,821	143,266	58,555	--	--
Floating rate securitization [1]	968,428	968,428	--	--	--
Fixed rate securitization [1]	100,000	100,000	--	--	--
Preferred shares of subsidiary (subject to mandatory repurchase)	273,500	--	--	--	273,500
Total	$2,250,978	$1,524,551	$243,641	$108,954	$373,832

(1) The amounts included in each category reflect the current expiration, reset or renewal date of each facility or security certificate. Management has the ability and intent to renew, refinance or remarket the borrowings as described in Liquidity and Capital Resources.

(2) Of the notes payable of consolidated VIEs, $386.7 million is guaranteed by certain equity partners of the investment funds. Per partnership agreements, the equity partners are also obligated to pay the principal and interest on the notes. The remaining balance of $74.9 million is collateralized with the underlying properties of the consolidated operating partnerships. All of this debt is non-recourse to us.

Off Balance Sheet Arrangements

The following table reflects our maximum exposure for guarantees we have entered into and the carrying amounts as of December 31, 2004:

(In thousands)	Maximum Exposure	Carrying Amount
Payment guarantees (1)	$ 47,059	$ --
Completion guarantees (1)	48,593	--
Operating deficit guarantees (1)	949	--
Recapture guarantees (1)	53,426	--
Replacement reserve (1)	1,454	--
Mortgage pool credit enhancement (2)	19,000	--
LIHTC guarantees (2)	459,971	17,136
Mortgage banking loss sharing agreement (3)	361,999	6,500
	$992,451	$23,636

(1) These guarantees generally relate to business requirements for developers to obtain construction financing. As part of our role as co-developer of certain properties, we issue these guarantees in order to secure properties as assets for the funds we manage. To date, we have had minimal exposure to losses under these guarantees and anticipate no material liquidity requirements in satisfaction of any guarantee issued.

(2) We see these guarantees as opportunities to expand our Fund Management business by offering broad capital solutions to customers. To date, we have had minimal exposure to losses under these guarantees and anticipate no material liquidity requirements in satisfaction of any guarantee issued. The carrying values disclosed above relate to the fees we earn for the guarantees, which we recognize as the fair value of the guarantee.

(3) The loss sharing agreement with Fannie Mae is a normal part of the DUS lender program and affords a higher level of fees than we earn for other comparable funding sources. The carrying value disclosed above is our estimate of potential exposure under the guarantees, although any funding requirements for such exposure is based on the contractual requirements of the underlying loans we sell to Fannie Mae, which vary as to amount and duration, up to a maximum of 30 years.

The maximum exposure amount is not indicative of our expected losses under the guarantees. For details of these transactions, see Note 20 to the consolidated financial statements.

Application of Critical Accounting Policies

Our consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America ("GAAP"), which require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions sometimes involve future events which cannot be determined with absolute certainty. Therefore, our determination of estimates requires that we exercise our judgment. While we have used our best estimates based on the facts and circumstances available to us at the time, different results may actually occur and any such differences could be material to our financial statements.

We believe the following policies may involve a higher degree of judgment and complexity and represent the critical accounting policies used in the preparation of our financial statements:

- valuation of investments in revenue bonds;
- valuation of mortgage servicing rights;
- impairment of goodwill; and
- accounting for income taxes.

Valuation of Investments in Revenue Bonds

SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, provides guidance on determining the valuation of investments owned. The initial classification of our investments in the "available for sale" category rather than as "held to maturity" is due to a provision in most of the revenue bonds under which we have a right to require redemption prior to maturity, although we can and may elect to hold them up to their maturity dates unless otherwise modified. Because of this classification, we must carry our investments at fair value. Since there is no ready market for these investments, we must exercise judgment in determining what constitutes "fair value". We estimate the fair value by calculating the present value of future payments under the bonds, with a discount rate based upon the average rate of new originations for the quarter leading up to the valuation date. If the property underlying the bond has substandard performance, a factor is added to the discount rate to allow for the additional risk. Conversely, if the underlying property is performing much better than expected, the discount rate may be reduced to allow for the reduced risk.

In making these determinations, we evaluate, among other factors:

Bonds Secured by Properties in Construction Phase

- Assets where there are issues outstanding regarding timely completion of the construction, even if there is no apparent risk of financial loss.

Bonds Secured by Properties that are in Lease-Up or Stabilized Phases

- Stabilization requirements (i.e., minimum occupancy level and debt service coverage for specified periods) not yet met but all completion requirements (i.e., timely submission of documentation regarding certificates of occupancy, deal waivers, etc., as well as completing construction within the budgeted cost) met. Established material variation from anticipated operating performance, ability to meet stabilization test within the allotted time period is in question or material deficiencies at the collateral level, or other weaknesses exist calling into question the viability of the project in the near to intermediate term; or
- Project viability is in question and defaults exist and notification of such has been delivered. Enhanced possibility of loss may exist or has been specified.

We use these criteria to assess all of our revenue bonds. In our valuation review, any bonds meeting these criteria are monitored and assessed for risk of financial loss. If no financial loss is expected, the fair value of a bond is considered to be the lower of outstanding face amount or the present value of future cash flows, with the discount rate adjusted to provide for the applicable risk factors. If a financial loss is expected, the bond is considered impaired and written down to fair value as determined by the present value of expected future cash flows.

Valuation of Mortgage Servicing Rights

SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, requires that servicing rights retained when mortgage loans are sold be recorded as assets at fair value and amortized in proportion to, and over the period of, estimated net servicing income. Significant judgment is required in accounting for these assets, including:

- Determining the fair value of the asset retained when the associated mortgage is sold and in subsequent reporting periods, including such factors as costs to service the loans, the estimated rate of prepayments, the estimated rate of default and an appropriate discount rate to calculate the present value of cash flows; and
- Estimating the appropriate proportion and period for amortizing the asset.

Changes in these estimates and assumptions could materially affect the determination of fair value.

We assess our mortgage servicing rights for impairment based on the fair value of the assets as compared to carrying values. We estimate the fair value by obtaining market information from one of the primary mortgage servicing rights brokers. To determine impairment, the mortgage servicing portfolio is stratified by the issuer of the underlying mortgage loans and we compare the estimated fair value of each stratum to its recorded book value. When the recorded value of capitalized servicing assets exceeds fair value, we recognize temporary impairment through a valuation allowance; fair value in excess of the amount capitalized is not recognized. In addition, we periodically evaluate our mortgage servicing rights for other-than-temporary impairment to determine whether the carrying value before the application of the valuation allowance is recoverable. When we determine that a portion of the balance is not recoverable, the asset and the valuation allowance are reduced to reflect permanent impairment.

Impairment of Goodwill

SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment regarding the fair value of each reporting unit which is estimated using a discounted cash flow methodology. This, in turn, requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business and the life over which cash flows will occur. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment.

Accounting for Income Taxes

SFAS No. 109 establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Furthermore, these projected future tax consequences include our assumption as to the continuing tax-free nature of a significant portion of our earnings. Variations in the actual outcome of these future tax consequences could materially impact our financial position or our results of operations.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), Share-Based Payment, which replaced SFAS No. 123, Accounting for Stock-Based Compensation. As we already follow the fair value provisions set forth in SFAS No. 123, this statement is expected to have an immaterial impact on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We invest in certain financial instruments, primarily revenue bonds and other bond related investments that are subject to various forms of market risk, including interest rate risk. We seek to prudently and actively manage such risks to earn sufficient compensation to justify the undertaking of such risks and to maintain capital levels which are commensurate with the risks we undertake.

The assumptions related to the following discussion of market risk involve judgments involving future economic market conditions, future corporate decisions and other interrelating factors, many of which are beyond our control and all of which are difficult or impossible to predict with accuracy. Although we believe that the assumptions underlying the forward-looking information are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking information included herein will prove to be accurate. Due to the significant uncertainties inherent in forward-looking information, the inclusion of such information should not be regarded as our representation that our objectives and plans would be achieved.

Interest Rate Risk

The nature of our investments and the instruments used to raise capital for their acquisition expose us to income and expense volatility due to fluctuations in market interest rates. Market interest rates are highly sensitive to many factors, including governmental policies, domestic and international economic and political considerations and other factors beyond our control. Our exposure to interest rate is twofold:

- the potential increase in interest expense on our variable rate debt; and
- the impact of interest rate on the value of our assets.

Impact on Earnings

Our investments in revenue bonds generally bear interest at fixed rates, or pay interest according to the cash flows of the underlying properties, which do not fluctuate with changes in market interest rates.

In contrast, payments required under our floating rate securitization programs vary based on market interest rates based on the BMA index and are re-set weekly or every 35 days. In addition, we have floating rate debt related to our acquisition financing and our warehouse facilities, with rates based on LIBOR. Other long-term sources of capital, such as our preferred shares of Equity Issuer, carry a fixed dividend rate and as such, are not impacted by changes in market interest rates.

With the exception of $50.0 million of debt hedged via an interest rate swap agreement and the $100.0 million fixed rate securitization, the full amount of our liabilities labeled on our consolidated balance sheet as Financing Arrangements and Notes Payable are variable rate debts. We estimate that an increase of 1.0% in interest rates would decrease our annual net income by approximately $10.9 million.

We manage this risk through the use of interest rate swaps, interest rate caps and forward bond origination commitments, as described in Note 11 to our consolidated financial statements. In addition, we manage our exposure by striving for diversification in our businesses to include those not susceptible to interest rate changes and by managing our leverage.

Impact on Valuation of Assets

A rising interest rate environment could reduce the demand for multifamily tax-exempt and taxable financing, which could limit our ability to invest in revenue bonds or to structure transactions. Conversely, falling interest rates may prompt historical renters to become homebuyers, in turn potentially reducing the demand for multifamily housing.

Changes in market interest rates would also impact the estimated fair value of our portfolio of revenue bonds. We estimate the fair value for each revenue bond as the present value of its expected cash flows, using a discount rate for comparable tax-exempt investments. Therefore, as market interest rates for tax-exempt investments increase, the estimated fair value of our revenue bonds will generally decline, and a decline in interest rates would be expected to result in an increase in their estimated fair values. For example, we estimate, using the same methodology used to estimate the portfolio fair market value under SFAS No. 115, that a 1% increase or decrease in market rates for tax-exempt investments would change the estimated fair value of our portfolio of revenue bonds by approximately $130.0 million. Changes in the estimated fair value of the revenue bonds do not impact our reported net income, earnings per share, distributions or cash flows, but are reported as components of other accumulated comprehensive income and affect reported shareholders' equity, and may affect our borrowing capability to the extent that collateral requirements are sometimes based on our asset values.

CharterMac Company Information

Board of Trustees

Officers of the Trust

Stuart J. Boesky, Chief Executive Officer
Marc D. Schnitzer, President
Alan P. Hirmes, Chief Financial Officer and Chief Operating Officer
Denise L. Kiley, Chief Credit Officer*

* *On February 25, 2005, Ms. Kiley announced her intention to retire.*

Trading and Dividend Information

(In dollars)	Common Share Market Price Low	High	Dividends Declared
2004			
Quarter Ended			
March 31	$21.03	$24.85	$0.37
June 30	17.75	24.70	0.38
September 30	18.85	23.15	0.41
December 31	21.35	25.42	0.41
2003			
Quarter Ended			
March 31	$16.51	$18.34	$0.325
June 30	17.50	19.79	0.325
September 30	16.68	19.62	0.35
December 31	18.35	21.86	0.37

As of March 31, 2005, there were 3,136 registered common shareholders owning 51,323,062 common shares.

Shareholder Information

Trust Office
625 Madison Avenue
New York, New York 10022
(212) 317-5700

Website
www.chartermac.com

Auditors
Deloitte & Touche LLP

Counsel
Paul, Hastings, Janofsky & Walker LLP

Stock Listing
The American Stock Exchange; Symbol: CHC

Transfer Agent & Registrar
EquiServe Trust Company, N.A.
CharterMac
P.O. Box 43010
Providence, Rhode Island 02940-3010
(800) 730-6001
www.equiserve.com

Dividend Reinvestment Plan
CharterMac offers its common shareholders a Dividend Reinvestment Plan. Shareholders who enroll in the Plan will have their quarterly dividend automatically reinvested toward the purchase of additional shares of CharterMac stock. Costs and commissions associated with the plan are paid by the Company. For more information, please contact our Transfer Agent at (800) 730-6001.

Investor Relations
(800) 831-4826

Tax Information
Shareholders may obtain a copy of their CharterMac Schedule K-1 at www.chartermac.com.

10-K Filing
A copy of the Trust's 10-K Annual Report, filed with the Securities and Exchange Commission, is available to shareholders without charge by written request to: Investor Relations Department at the Trust Office.

Shareholder Account Access
Shareholders of record can receive online account information and answers to frequently asked questions regarding shareholder accounts via the Internet by visiting www.chartermac.com/acctaccess.cfm.

Annual Meeting
The Annual Meeting of Shareholders will be held on June 30, 2005, at 10:00 a.m. at the offices of Paul, Hastings, Janofsky & Walker LLP at 75 East 55th Street, New York, New York.

Charter Mac

Capital Solutions

CharterMac
625 Madison Avenue
New York, NY 10022
(800) 831-4826
www.chartermac.com

4927-AR-2005